Solar for Rosedale, MD

Regulation Crowdfunding Form C
Offering Statement

Issuer: Solar Development Group, LLC

Type of Security: Fixed-Interest Promissory Note (Safe Harbor Equipment Financing)

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes.

Target Offering Amount: $180,000

Maximum Offering Amount: $196,000

Payment Terms: Quarterly interest payments in arrears; principal due at maturity

Interest Rate: 9% per annum (fixed)

Term: 24 months from the Final Closing Date

Maturity Date: January 1, 2029 (may vary based upon actual Closing Date)

Minimum Investment: $10

Incremental Investment Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. Investments made pursuant to Regulation Crowdfunding are subject to limitations on resale and may only be transferred under limited circumstances as permitted by applicable law.

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes. The timing of interest accrual and payments may vary depending on the timing of the Closing and each Investor's Funding Date, including the potential for an initial stub interest period.

Payments to Investors may be delayed, reduced, or restricted because scheduled payments are expected to be made from the Payment Reserve Account, which must be funded and maintained by the Issuer, and because payment obligations remain subject to the payment priorities, reserve requirements, and other terms described in this Form C. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. These limitations are described in this Form C and the related exhibits.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of this Form C or the exhibits attached hereto.

These securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements.

Statements regarding repayment timing and loan performance assume that the Issuer will maintain the Payment Reserve Account at required levels, comply with applicable payment priorities, and satisfy its other obligations under the Securities and the Offering. Actual results may differ if the Issuer fails to maintain required reserves, if available cash is insufficient, or if payments are deferred, reduced, or restricted. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights and should not expect to be able to resell their securities or to have access to liquidity prior to maturity or other resolution of the Securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, may be subject to a mandatory clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer may be obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This clawback obligation shall survive repayment of the Note and shall not be subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including funding progress, Offering status, and any material developments or changes, will be posted on the Offering Page on the Climatize platform at https://climatize.earth (the "Offering Page") and, where required by applicable law, communicated to Investors by electronic notice. Such updates may include notice that the Target Offering Amount has been met, notice of any revised or accelerated anticipated Closing deadline, notice of any material change to the Offering, and other updates required under Regulation Crowdfunding.

In the event of a material change to the Offering prior to Closing, the Issuer will amend this Form C as required by applicable law, and Investors will be provided any required notice and opportunity to reconfirm their investment commitment within the applicable period. If an Investor does not reconfirm as required following a material change, that Investor's commitment will be cancelled and the committed funds will be returned in accordance with applicable law.

About this Form C

This Offering is being conducted through Climatize Earth Securities LLC ("Climatize"), in its capacity as a registered funding portal intermediary. Information about the Issuer is provided in this Form C and on the offering page maintained by Climatize for this Offering (the "Offering Page"). Material documents relating to the Offering, including the Promissory Note, the Term Sheet, and other applicable exhibits to this Form C, are attached hereto or otherwise made available on the Offering Page and may be updated from time to time in accordance with applicable law and are incorporated herein by reference.

In addition to its role as intermediary, Climatize may also serve in a ministerial and administrative capacity on behalf of Investors to the extent described in this Form C and the related exhibits. Climatize does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Investors should rely only on the information contained in this Form C and the exhibits attached hereto when considering an investment. The Issuer has not authorized any person to provide any information or make any representation other than as contained in this Form C and the attached exhibits. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements contained in this Form C regarding the contents of any agreement or other document are summaries only and may not be complete. Such statements are qualified in their entirety by reference to the full text of the applicable agreements and documents attached as exhibits or otherwise made available as part of this Offering.

Upon purchase of Securities in this Offering, Investors will be bound by the terms of the Securities and the other agreements applicable to the Offering, including provisions relating to payment mechanics, reserve requirements, amendment procedures, and any applicable collateral, pledge, subordination, or account control arrangements, in each case as expressly described in this Form C and the attached exhibits. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the attached exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

The Issuer will provide Investors the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, and other relevant matters, and to obtain any additional information to the extent required by applicable law before the sale of Securities is consummated. This Form C does not purport to contain all information that a prospective Investor may consider material in evaluating the Offering, and each prospective Investor should conduct its own independent review of the Issuer and the Offering. The statements of the Issuer contained herein are based on information believed by the Issuer to be reliable; however, no representation or warranty is made as to the accuracy or completeness of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not undertake to update or otherwise revise this Form C or other materials supplied herewith except as required by applicable law, including Regulation Crowdfunding. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose except as permitted by law. Restrictions on transferability and resale are described elsewhere in this Form C.

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in Regulation Crowdfunding, in this Form C, the attached exhibits, or common financial usage, as applicable.

**Attestations**

Eligibility for Filing Form C

Solar Development Group, LLC, an LLC organized under the laws of Delaware on January 1, 2019 (the "Issuer"), with its principal place of business at 2250 Lucien Way Suite 305, Maitland, Florida, 32751, United States, and website at esa-solar.com, hereby certifies, represents, and attests that the following statements are true and correct in all material respects in connection with this Offering:

1. The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940 and is not otherwise ineligible to rely on Regulation Crowdfunding on that basis.

4. The Issuer is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act of 1933 as a result of any disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. The Issuer has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Form C, or for such a shorter period during which the Issuer was required to file such reports.

6. The Issuer is not a development stage company that either (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. The Issuer is not otherwise disqualified from relying on Regulation Crowdfunding or prohibited from conducting this Offering under applicable federal securities laws.

Issuer Attestation Regarding Form C

The Issuer certifies and attests that, to the best of its knowledge after reasonable inquiry, the information contained in this Form C and the attached exhibits is true, accurate, and complete in all material respects as of the date of this attestation and does not omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

The Issuer acknowledges that Climatize Earth Securities LLC serves as the registered funding portal intermediary for this Offering and may also serve in a ministerial and administrative capacity on behalf of Investors to the extent set forth in this Form C and the attached exhibits.

This attestation is made with the understanding that it may be relied upon by Climatize and other relevant parties for legal, regulatory, compliance, and administrative purposes in connection with this Offering. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false statement, material misstatement, or material omission may result in legal consequences under applicable law.

Pursuant to Section 4(a)(6) and Section 4A of the Securities Act of 1933, as amended, and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it satisfies the applicable requirements for filing this Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Solar Development Group, LLC

By: *Lindsay Latre*
Name: Lindsay Latre
Title: CEO

Date: 2026-07-07

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment opportunity relates to Solar Development Group, LLC, a Delaware limited liability company operating under the ESA Solar brand name ("SDG," "ESA Solar," or the "Issuer"), engaged in solar energy development across the United States. ESA Solar develops distributed and utility-scale solar and storage projects and is seeking financing through a Regulation Crowdfunding offering of a fixed-interest promissory note for safe harbor equipment procurement and pre-construction project development costs, as further described in this Form C.

ESA Solar and SDG are affiliated sister companies sharing the same five partners (though with different ownership percentages), where SDG is the solar development arm and ESA Solar is the construction arm — neither owns the other, and there is no holding company above them, though both operate under the "ESA Solar" brand name. ESA Solar is the construction arm while SDG is the development arm.

About the Issuer

ESA Solar was founded in 2017 by co-founders Lindsay Latre and Javier Latre, who previously built one of the Southeast's largest commercial solar development platforms as managers of the U.S. subsidiary of a Spanish renewable energy company.

Upon exiting that platform, the founders launched ESA Solar as an independent, founder-owned enterprise funded through personal resources and disciplined reinvestment of operating cash flows. The Company has grown to a team of over 75 professionals, is organized as a Delaware limited liability company with its principal place of business at 2250 Lucien Way, Suite 305, Maitland, Florida 32751, and operates under the trade name ESA Solar (esa-solar.com).

ESA Solar has generated audited revenues of $17,651,862 for the year ended December 31, 2025, maintains a contracted future project revenue pipeline of approximately $190,557,984, and has completed or has in active development more than 150 projects across 34 states representing approximately 9 gigawatts of solar and storage capacity.

The Issuer's current Maryland initiative consists of eight (8) Community Solar Energy Generating System (CSEGS) projects totaling approximately 8.37 MWdc in BGE's service territory, developed under Maryland's Off-Site Community Solar (OSCS) program pursuant to BGE Rider 32.

The Solar for Rosedale, MD project is the first offering in this portfolio.

Business Model and Operations

The Issuer generates revenue through three principal activities: (i) the development and sale of membership interests in solar energy project companies to long-term asset owners, with revenues recognized upon transfer of membership interests and satisfaction of development milestones (project revenues: $11,747,907 in 2025); (ii) construction contract revenues from EPC and general contracting services for commercial solar projects, recognized using the percentage-of-completion method ($4,295,555 in 2025); and (iii) development services revenues from site acquisition, interconnection management, permitting, and engineering coordination ($1,608,400 in 2025).

Key operating costs include development personnel, land control and lease payments, interconnection study deposits, permitting fees, engineering and legal expenses, and corporate overhead.

The Maryland CSEGS portfolio, including the Solar for Rosedale, MD project, is currently in active development and pre-construction. Targeting construction commencement (NTP) by October 2026 and commercial operation (COD) by August 2027, the project will distribute BGE Rider 32 community solar bill credits to subscribers upon COD, with at least 50% of output allocated to low-to-moderate income (LMI) customers at a 25% bill credit rate discount, for a contracted 20-year term.

Use Case for the Offering

This Offering is structured as a safe harbor equipment financing. Proceeds will be used to fund the Issuer's proportionate allocation of a portfolio-wide solar module purchase order with Hanwha Qcells USA, Inc. ("Qcells") for bifacial photovoltaic modules designated for the Solar for Rosedale, MD project at 1200 67th Street, Rosedale, Maryland (Baltimore County).

The module procurement is being executed on or before July 4, 2026 to establish Beginning of Construction (BOC) under IRS Notice 2025-42 and the One Big Beautiful Bill Act (OBBBA, Pub. L. 119-21), which requires BOC by July 4, 2026 for projects to qualify for the §48E Clean Electricity Investment Tax Credit. The Issuer is relying on the 5% Safe Harbor, available for low-output solar facilities (not more than 1.5 MWac), whereby BOC is established when the Issuer has paid or incurred at least 5% of total project cost. The portfolio-wide Qcells purchase order is sized with a 25% fair-market-value cushion above the 5% Safe Harbor threshold. Qcells modules are manufactured in the United States and qualify for the §48E Domestic Content Bonus Credit, potentially increasing the applicable ITC from 30% to 40% (30% base + 10% domestic content bonus).

The Solar for Rosedale, MD project has received conditional interconnection approval from BGE and a Maryland Energy Administration LMI-PPA Grant award of up to $247,258, both of which support the economic viability of the project and the Issuer's ability to service and repay the Note issued pursuant to this Offering.

About the Offering

This Offering is structured as a safe harbor equipment financing. Net proceeds will be applied to the Issuer's proportionate share of module procurement costs for the Solar for Rosedale, MD project and to pre-construction development costs, including interconnection deposits, permitting fees, and engineering expenses, as further described in the Use of Proceeds section of this Form C. This Offering is specifically tied to the Issuer's safe harbor equipment procurement strategy and the Solar for Rosedale, MD project.

Key project milestones for the Solar for Rosedale, MD project: (i) BGE conditional interconnection approval received January 20, 2026 (Queue ID: BGE-9994851, valid through January 20, 2027); (ii) rooftop solar farm option and lease executed February 13, 2026 with 1200 67TH STREET BUSINESS TRUST for approximately 91,631 sq ft of rooftop area, with an initial 7-year term and four 7-year renewal options; (iii) safe harbor BOC — Qcells module PO executed on or before July 4, 2026; (iv) BGE Interconnection Agreement and Facilities Study targeted Q3 2026; (v) Notice to Proceed and construction start targeted October 2026; (vi) Commercial Operation Date targeted August 2027. The project is designed as a 965.52 kWdc / 750 kWac rooftop CSEGS utilizing Qcells bifacial modules, SolarEdge

Synergy inverters, and PanelClaw ballasted racking, with engineering drawings prepared by David K. Click, PE, Engineer of Record.

The Offering

Purpose of the Offering

The Issuer is conducting this Offering to raise capital through a Regulation Crowdfunding offering of a fixed-interest promissory note. Proceeds are specifically designated for safe harbor solar module procurement and pre-construction project development costs for the Solar for Rosedale, MD project, as more fully described in this Form C.

Offering Amounts

The Issuer is seeking to raise a minimum of $180,000 (the "Target Offering Amount") and up to $196,000 (the "Maximum Offering Amount") in gross proceeds in this Offering.

No funds will be disbursed to the Issuer unless and until the Target Offering Amount has been achieved and all applicable conditions to release of funds under Regulation Crowdfunding have been satisfied, including expiration of any applicable cancellation period. No Closing will occur earlier than twenty-one (21) days following the date on which the Offering is first made publicly available on the funding portal. The Offering is expected to be consummated in a single Closing. Multiple Closings will be permitted only if expressly provided for in this Form C and the related Offering Materials and conducted in accordance with applicable law.

The Offering will remain open until the earlier of (i) the Closing of the Offering, (ii) the date the Maximum Offering Amount is reached, or (iii) the expiration of the Offering period permitted under applicable law and platform procedures. If the Target Offering Amount is not achieved within the permitted Offering period, the Offering will terminate and investor funds will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow arrangements. Upon reaching the Maximum Offering Amount, no additional subscriptions will be accepted.

Use of Proceeds

Estimated net proceeds will depend on the total amount raised and will reflect deductions for applicable fees, expenses, and required reserve funding, including the origination fee, the servicing fee payable in full on the Funding Date or at Closing unless otherwise specified in the Offering Materials, third-party costs, and funding of the Payment Reserve Account, each as described in this Form C and in the table below:

Item	Target Offering Amnt	Maximum Offering Amnt
Gross Proceeds	$180,000	$196,000
Origination Fee (5.50%, subject to applicable reductions)	$9,900	$10,780
Servicing Fee (0.50% per annum of original principal, payable in full on Funding Date or at Closing unless	$1,800	$1,960

otherwise specified)		
Third Party Fees and Expenses	$2,425	$2,425
Payment Reserve Account Funding (plus NCPS fee)	$4,050	$4,410

Estimated Net Proceeds to Issuer $161,825 $176,425

Use of Net Proceeds: Business Operations

Net proceeds of this Offering will be applied to safe harbor solar module procurement and pre-construction project development for the Solar for Rosedale, MD project at 1200 67th Street, Rosedale, Maryland (Baltimore County).

Use of Net Proceeds: Professional Fees and Operating Expenses

A portion of the gross proceeds of the Offering will be used to pay fees and expenses associated with the Offering, including applicable origination fees, servicing fees, escrow and filing expenses, legal and accounting fees, compliance costs, transaction costs, and other third-party expenses, as described in this Form C. The servicing fee is expected to be payable in full on the Funding Date or at Closing from the gross proceeds of the Offering, together with the origination fee, unless otherwise specified in the Offering Materials. In addition, routine expenses of the Issuer, such as legal, accounting, insurance, banking, development, administrative, and other general operating costs, and applicable operating or development expenses of affiliated entities, if any, may be paid from the Issuer's operating funds and, to the extent disclosed in this Form C, from net proceeds of the Offering.

Payment Reserve Account

At Closing, a portion of the Offering proceeds is expected to be retained to fund the Payment Reserve Account in the amount described in this Form C. Scheduled payments to Investors are expected to be made from the Payment Reserve Account, and the Issuer will be required to replenish that account to required minimum levels in accordance with the Securities and the related Offering Materials. The Payment Reserve Account constitutes contractual credit support for the Securities; however, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

Investor funds are expected to be held initially in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable release conditions, funds are expected to be transferred to a custody or controlled account, from which applicable fees and expenses may be deducted, net proceeds may be transferred to the Issuer, and required amounts may be retained to fund the Payment Reserve Account.

Financing Terms

The Securities offered hereby consist of a fixed-interest promissory note in which Investors acquire pro rata participation interests. The Note bears interest at a fixed annual rate of 9% per annum, calculated on a simple, non-compounding basis using an Actual/365 day-count convention, and is expected to have a term of 24 months from the Final Closing Date, with a common maturity date of January 1, 2029. All participation interests are expected to share that common maturity date regardless of Funding Date.

Interest is expected to be paid quarterly in arrears. Payments are expected to be substantially equal in amount after any initial stub interest period; however, the actual amount of interest accrued may vary based on the timing of the Closing, the applicable Funding Date, and the actual number of days in each accrual period. For each Investor, interest from that Investor's Funding Date through the end of the first applicable accrual period will constitute an initial stub interest period.

Origination fees, servicing fees, third-party costs, and Payment Reserve Account funding requirements will reduce the net proceeds available to the Issuer. The servicing fee is expected to be payable in full on the Funding Date or at Closing from gross proceeds, together with the origination fee, unless otherwise specified in the Offering Materials. Additional fees or expenses may apply as disclosed in this Form C and the Offering Materials.

Directors, Officers, and Employees

The following individuals currently serve as directors and/or executive officers of the Issuer. To the extent applicable, directors also serve on the Issuer's governing board.

Full Name	Position/Title
Lindsay Latre	Chief Executive Officer
David K. Click, PE	Chief Technical Officer
Javier Latre	Chief Development Officer
Justin Vandenbroeck	Chief Operating Officer
Morgan Brawner	Chief Revenue Officer
Cheryle Frye	Chief Financial Officer

The Issuer may also engage additional personnel, advisors, consultants, or independent contractors to support its operations, business development, administration, legal compliance, technical functions, deployment activities, or other business needs.

Officers and Director Backgrounds

Lindsay Latre, Chief Executive Officer: As the Chief Executive Officer, Lindsay is responsible for overseeing the strategic vision for ESA and overseeing real estate origination, development, financing, project acquisitions and legal affairs. Since 2006, Lindsay has been working in the U.S. solar industry with a primary focus on the development of distributed generation and transmission-scale portfolios.

David K. Click, PE, Chief Technical Officer: Co-founder and CTO of ESA Solar, and principal of Uneclipsed Energy, PLLC. Mr. Click holds a Professional Engineer license in Maryland (PE #49524) and twenty other states. He serves as Engineer of Record for the Maryland CSEGS portfolio and oversees all technical development, engineering design, and construction quality. Mr. Click is also a 10% direct member of ESA Solar.

Javier Latre, Chief Development Officer: Co-founder and CDO of ESA Solar. Mr. Latre is responsible for project origination, site control, interconnection strategy, and development pipeline management across all markets. He manages Latre Development Group LLC, the 70% majority member of ESA Solar.

Justin Vandenbroeck, Chief Operating Officer: COO of ESA Solar, responsible for day-to-day operations, project delivery, team management, and internal systems. Mr. Vandenbroeck brings operational leadership experience across the renewable energy sector and works to scale the Company's project management and delivery infrastructure.

Morgan Brawner, Chief Revenue Officer: Co-founder and CRO of ESA Solar, leading customer acquisition, contract execution, and revenue strategy across the Company's community solar, commercial, and utility-scale segments. Mr. Brawner serves as Manager of SDG MD DG, LLC, the tenant entity executing rooftop leases for the Maryland CSEGS portfolio. He is also a 10% direct member of ESA Solar.

Cheryle Frye, Chief Financial Officer: CFO of ESA Solar, responsible for financial reporting, treasury management, audit oversight, and strategic financial planning. Ms. Frye oversees the Company's accounting and financial compliance functions and coordinates with the Company's external auditors.

Principal Security Holders

The following table sets forth, as of the most recent practicable date, each person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Full Name	Nature of Beneficial Ownership	Ownership Percentage
Latre Development Group, LLC	Direct membership interest in ESA Solar	70%

As of the date of this Form C, Latre Development Group, LLC beneficially owns approximately 70% of the outstanding membership interests of Solar Development Group, LLC through a direct membership interest. Latre Development Group, LLC is an entity controlled by Lindsay Latre and Javier Latre, co-founders of Solar Development Group, LLC.

No other individual or entity beneficially owns twenty percent (20%) or more of the Issuer's outstanding voting equity securities as of the most recent practicable date. The remaining membership interests are held as follows: David K. Click holds a 10% direct membership interest; Morgan Brawner holds a 10% direct membership interest; and Resilient Renewables holds a 10% direct membership interest.

The Issuer has no outstanding convertible securities, SAFEs, convertible notes, warrants, options, or similar instruments.

Current Employees

As of the date of this Form C, the Issuer currently has 45 full-time employees.

Terms of the Offering

Summary

You are purchasing a fixed-interest promissory note in which Investors acquire pro rata participation interests in a single promissory note issued by the Issuer (the "Offering"). The following sets forth the material terms of the Offering and the Securities being offered.

Security

Instrument	Fixed-Interest Promissory Note (Safe Harbor Equipment Financing)
Structure	Investors acquire pro rata participation interests in a single promissory note issued by the Issuer. Each participation represents a pro rata interest in the Issuer's obligations under the Note.
Target Offering Amount	$180,000
Maximum Offering Amount	$196,000
Interest Rate	9% per annum (fixed)
Offering Period	The Offering will launch on 2026-07-09 and, unless closed earlier in accordance with the terms of this Form C, will expire at 11:59pm Eastern Time on that date that is ninety (90) days after the launch, which date is October 7, 2026.
Closing Structure	This Offering will be consummated in a single Closing. Multiple Closings will be permitted only if expressly provided for in this Form C and the related Offering Materials and conducted in accordance with applicable law.
Term	24 months from the Final Closing Date, with a common maturity date of January 1, 2029. All participation interests share that common maturity date regardless of Funding Date. The actual Maturity Date may vary depending on the Final Closing Date.
Minimum Investment	The minimum investment for this Offering is $10. Additional investments may be made in increments of $1.

Closing Mechanics and Funding

No Closing will occur earlier than twenty-one (21) days following the date on which the Offering is first made publicly available on the funding portal. Upon reaching the Maximum Offering Amount, no additional subscriptions will be accepted and the Offering will terminate.

Following satisfaction of the Target Offering Amount and expiration of the applicable cancellation period, the Issuer may close the Offering at any time prior to expiration of the Offering period on or about October, 2026, in accordance with this Form C and applicable law. No funds will be disbursed to the Issuer unless and until the Target Offering Amount has been achieved and all applicable conditions to release of funds under Regulation Crowdfunding have been satisfied, including expiration of any applicable cancellation period. If the Target Offering Amount is not achieved within the permitted Offering period, the Offering will terminate and investor funds will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow arrangements.

Investor funds will initially be held in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable release conditions, funds will be transferred to a custody or controlled account. From that account, applicable fees and expenses will be deducted, net proceeds will be transferred to the Issuer, and required amounts will be retained to fund the Payment Reserve Account. The custody or controlled account, or a designated portion thereof, will serve as the Payment Reserve Account.

Interest and Repayment Terms

The Note provides for interest-only payments during the term, with the principal balance due at maturity. The Note bears interest at a fixed annual rate of 9% per annum on a simple, non-compounding basis. Interest accrues on each Investor's participation amount beginning on such Investor's Funding Date and is calculated using an Actual/365 day-count convention.

Interest is payable quarterly in arrears. The Issuer shall make four (4) scheduled interest payments per year, each occurring on a calendar quarter payment date. Scheduled quarterly payments are structured to be substantially equal in amount; however, the actual amount of accrued interest during any accrual period may vary based on the timing of the Closing, the applicable Funding Date, and the number of days in each accrual period.

For each Investor, interest for the period from such Investor's Funding Date through the end of the first applicable accrual period (the "Initial Stub Period") will be calculated on the actual number of days elapsed. Any difference between total interest accrued and aggregate scheduled interest payments made during the term will be reconciled and paid on the maturity date or earlier upon prepayment.

Repayment and Prepayment

All outstanding principal, together with accrued and unpaid interest, will be due and payable on the maturity date.

The Note may be prepaid, in whole or in part, at any time prior to maturity without premium or penalty, provided that any such prepayment occurs on a scheduled interest payment date and includes all accrued and unpaid interest through the date of prepayment. The Issuer must provide at least fifteen (15) business days' prior written notice of any voluntary prepayment.

For purposes of calculating accrued interest in connection with any prepayment, interest will be determined separately for each Investor based on such Investor's participation amount and Funding Date, if applicable.

Payment Reserve Account

A Payment Reserve Account will be established in connection with the Offering and funded at Closing. The minimum reserve amount will equal 1 scheduled quarterly interest payment obligation(s) under the Note, as reflected in this Form C. Scheduled payments to Investors are expected to be made from the Payment Reserve Account. The Payment Reserve Account constitutes contractual credit support for the Securities; however, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

The Issuer will replenish the Payment Reserve Account to required minimum levels within 15 days following any deficiency below the required minimum reserve amount.

The Payment Reserve Account will be held through the applicable qualified third-party financial institution or custody or controlled account arrangement established for the Offering (e.g., North Capital Private Securities Corporation), as described in this Form C and the related exhibits. Unless expressly stated otherwise in this Form C and the related exhibits, no deposit account control agreement, sweep instruction, or similar pre-authorized payment mechanism applies at issuance to this Offering.

Use of Proceeds Restrictions

Net proceeds of the Offering will be used for safe harbor equipment procurement and project development costs, including operating expenses, capital expenses and deposits, personnel costs, development expenses, reserve funding, transaction costs, interest, fees, and other project-development or operating expenditures reasonably necessary to support the Issuer's business and the operations of affiliated entities, if any, in each case as described in this Form C and the related Offering Materials.

Proceeds may not be used for dividends, equity distributions, owner distributions, speculative investments, repayment of unrelated indebtedness, or insider or affiliate obligations outside the ordinary scope of the Issuer's disclosed business, except as disclosed in this Form C or otherwise permitted under the Note.

Fees and Expenses

Origination fees, servicing fees, third-party expenses, and Payment Reserve Account funding requirements will reduce the net proceeds available to the Issuer.

The Issuer is responsible for all fees and expenses associated with the Offering, including platform fees, origination fees, servicing fees, escrow fees, regulatory and filing expenses, legal fees, accounting fees, compliance expenses, and other administrative or third-party costs incurred in connection with the Offering.

The origination fee for this Offering is 5.50% of gross proceeds. The servicing fee for this Offering is 0.50% per annum of the original principal amount of the Note and is payable in full on the Funding Date or at Closing from the gross proceeds of the Offering, together with the origination fee, unless otherwise specified in the Offering Materials. The servicing fee reduces net proceeds available to the Issuer and, to the extent unpaid, may be included in the Payment Waterfall.

If the Offering is cancelled, withdrawn, terminated, or does not close, the Issuer remains responsible for any third-party costs already incurred and any applicable cancellation or break fees, in each case as described in this Form C and the related Offering Materials.

Payment Waterfall

Except as otherwise provided below following an Event of Default and the required Investor approval, all amounts paid by or on behalf of the Issuer in respect of the Note, including amounts held in or disbursed from the Payment Reserve Account, shall be applied in the following order of priority:

1. Payment of platform fees and servicing fees, and other administrative fees.

2. Payment of third-party administrative, custodial, escrow, legal, compliance, and servicing costs.

3. Replenishment of the Payment Reserve Account to the required minimum level.

4. Payment of accrued and unpaid interest owing to Investors, on a pro rata basis in accordance with their respective participation interests.

5. Payment of outstanding principal owing to Investors, on a pro rata basis in accordance with their respective participation interests.

6. Any remaining amounts to the Issuer, so long as no Event of Default has occurred and is continuing.

Following an Event of Default, the order of application may be modified if such modification is approved by the Investors at the applicable consent threshold set forth in this Form C. Without limiting the foregoing, after an Event of Default, Investors may approve the application of available funds to principal before accrued interest if such treatment is approved in accordance with the Investor consent provisions described in this Form C.

Collateral and Priority

The Note constitutes a general unsecured obligation of the Issuer incurred in connection with safe harbor equipment procurement of the Issuer, except to the extent specific credit support is expressly described in this Form C.

The Payment Reserve Account constitutes contractual credit support for the Securities. Unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. If this Form C expressly discloses specific collateral, pledge rights, account control rights, reimbursement rights, guarantees, or other credit support for this Offering, such rights shall be limited to the specific assets, rights, or arrangements expressly described in this Form C and the attached exhibits. Any such credit support may be limited in nature, may not be fully perfected, may be contingent, and shall inure to the benefit of Investors on a pro rata basis in accordance with their participation interests.

Investors should not assume that repayment is guaranteed, that any collateral has a realizable liquidation value equal to the outstanding obligations, or that any disclosed credit support will fully satisfy the Note in a downside or enforcement scenario.

In addition to the Payment Reserve Account, the Issuer has granted a contractual pledge of the Solar Modules (as defined in the Promissory Note) acquired for the Solar for Rosedale, MD project as additional collateral securing the Securities. The Administrative Agent has the right, but not the obligation, to perfect such security interest by filing a UCC-1 financing statement upon the occurrence and continuation of an Event of Default. The Securities are expressly subordinated to the prior lien of Newtek/SBA (and any successor facility) on the Issuer's assets. In any enforcement, insolvency, or liquidation scenario, Newtek/SBA will be entitled to payment in full before the Noteholders receive any recovery from the pledged collateral.

Subordination

The Note is not contractually subordinated to any existing indebtedness of the Issuer unless this Form C or the related Offering Materials expressly state otherwise. Notwithstanding the foregoing, the Note may become subordinated to future senior project-level or other institutional financing arrangements only to the extent expressly disclosed in this Form C and the related exhibits or approved by Investors in accordance with the consent provisions set forth herein. Such future senior financing may include construction financing, equipment financing, warehouse financing, permanent financing, tax credit-related financing, tax equity-related obligations, and other customary senior financing arrangements for renewable energy projects.

By investing in the Securities, Investors will be deemed to authorize the Administrative Agent, in its ministerial and administrative capacity, to execute and deliver subordination agreements, intercreditor agreements, acknowledgments, consents, joinders, or similar implementing documentation for such disclosed financing categories without obtaining additional Investor consents or acknowledgments. Any subordination outside the categories expressly disclosed in this Form C and the related exhibits will require approval in accordance with the consent provisions of the Note and Offering Documents. Any such subordination may adversely affect the priority of payment and the potential recovery of Investors.

Covenants and Ongoing Obligations

The Issuer shall comply with affirmative covenants during the term of the Note including, but not limited to, the following:

- maintain its business and operations in commercially reasonable condition, consistent with its business model and stage of operations;
- maintain books, records, and internal controls appropriate for its size and operations;
- comply in all material respects with applicable laws, rules, regulations, permits, and contractual obligations;
- maintain and replenish the Payment Reserve Account as required by this Form C and the Offering Documents;
- provide periodic financial and operational information to the extent required by applicable laws and the terms of the Offering;
- provide notice of material developments, material adverse events, and defaults to the extent required by applicable law and the terms of the Offering; and

Without limiting the foregoing, the Issuer's covenants specifically include: (a) Reporting: deliver unaudited quarterly financial statements within 45 days of quarter-end; annual financial statements (audited or CPA-reviewed) within 120 days of fiscal year-end; and written notice of any material adverse event or Event of Default within 5 Business Days; (b) Milestone Notice: written notice within 5 Business Days of any anticipated NTP slip beyond December 31, 2026 or COD slip beyond December 31, 2027; (c) Negative Pledge: no new senior secured indebtedness exceeding $500,000 in aggregate without

Noteholder majority consent (other than existing Newtek/SBA debt, Solar Module equipment financing, and construction financing in the ordinary course of project development); (d) Module Insurance: maintain property and casualty insurance on the Solar Modules covering replacement value, with the Administrative Agent named as additional insured.

- maintain insurance coverage customary for its business and operations.

The Issuer shall not take any action prohibited by the terms of the Note or this Form C, including misuse of proceeds, failure to maintain required reserves, or actions that materially impair the repayment rights of Investors.

Change of Control

Upon a Change of Control, all outstanding principal and accrued and unpaid interest under the Note shall automatically become immediately due and payable, without premium or penalty, unless the transaction constitutes a Permitted Change of Control or Investors approve alternative treatment in accordance with the amendment and consent provisions set forth in this Form C.

A Change of Control is intended to apply to a sale, transfer, merger, disposition, or similar transaction that results in a transfer of control of the Issuer or substantially all of its assets to an external party, and is not intended to be triggered solely by ordinary-course renewable-energy development, financing, capitalization, construction, tax equity, partnership flip, placed-in-service, affiliate holding company, or project-level structuring transactions.

For purposes of this Offering, "Permitted Change of Control" means any transaction or series of related transactions expressly contemplated by this Form C and the related exhibits or undertaken in the ordinary course of the development, financing, construction, ownership, capitalization, placed-in-service transition, or long-term operation of a renewable energy project, including, without limitation, tax equity financing, the admission of a tax equity investor, the implementation of a partnership flip structure, construction financing, back-leverage financing, warehouse financing, permanent financing, project-level ownership transfers, affiliated holding structures, or similar renewable-energy financing transactions, provided that such transaction does not materially impair the Issuer's ability to perform its obligations under the Securities and does not materially and adversely affect Investors' rights, payment priority, or access to any expressly disclosed collateral, credit support, or contractual rights. No Permitted Change of Control shall, by itself, trigger acceleration or mandatory repayment of the Note.

Events of Default

Each of the following constitutes an Event of Default under the Note:

- failure by the Issuer to pay any principal, interest, fee, or other required amount when due;

- failure by the Issuer to fund, maintain, or replenish the Payment Reserve Account as required;

- breach by the Issuer of any material covenant, obligation, representation, or warranty under the Note, this Form C, or the related Offering Materials, which breach remains uncured for thirty (30) days after written notice thereof, if such breach is capable of cure;

- any material misstatement or omission in the Offering Materials;

- misuse of Offering proceeds in a manner inconsistent with this Form C or the Note;

- insolvency, bankruptcy, liquidation, assignment for the benefit of creditors, receivership, or similar event with respect to the Issuer;

- any attachment, levy, or proceeding that materially impairs the Issuer's ability to perform its obligations under the Note;

- Negative Pledge Breach: any breach of the negative pledge covenant that remains uncured for 15 days after written notice;

- Loss of BGE GIA: loss, expiration, or material impairment of the BGE Grid Interconnection Agreement (or conditional interconnection approval) for the Solar for Rosedale, MD project that is not cured or replaced within 180 days;

- COD Long-Stop: failure to achieve commercial operation for the Solar for Rosedale, MD project by December 31, 2030, unless waived by Noteholders holding ≥66⅔% of outstanding principal;

- Cross-Default: any default by the Issuer under the Newtek/SBA facility (or any successor) that is not cured within any applicable grace period, which would reasonably be expected to materially impair the Issuer's ability to perform its obligations;

- any other event or circumstance that materially impairs the Issuer's ability to repay the Note or perform its obligations under the Offering documents.

The Issuer shall provide notice of material adverse developments and Events of Default to the extent required by applicable law and the terms of the Offering.

Default Interest and Remedies

Upon the occurrence and continuation of an Event of Default, default interest shall accrue on the outstanding principal balance at a rate per annum equal to the otherwise applicable Interest Rate plus 2%.

Upon an Event of Default, Investors shall have the rights and remedies provided in the Note, this Form C, and applicable law, which shall include, but not be limited to, the following:

- acceleration of all outstanding principal and accrued and unpaid interest;
- application of funds held in the Payment Reserve Account;
- enforcement of any applicable collateral, pledge, reimbursement, or account control rights expressly disclosed in this Form C;
- exercise of rights under any disclosed custody, control, sweep, or account arrangements, if expressly applicable;
- commencement of collection, enforcement, or other creditor remedies permitted by law; and
- approval of a restructuring, workout, or modified payment application in accordance with the Investor consent provisions set forth herein.

Following an Event of Default, Investors may, at the applicable consent threshold set forth in this Form C, approve a modified payment waterfall, including application of available funds to principal before accrued interest, if determined by Investors to be in their collective best interests.

Climatize does not have discretionary authority to modify the Note, waive defaults, or alter Investor rights on its own initiative. Climatize may, however, in its ministerial and administrative capacity, implement actions duly approved by Investors or expressly authorized by the terms of the Offering.

Description of Securities

The Securities offered hereby are debt securities in the form of pro rata participation interests in a fixed-interest promissory note issued by the Issuer. Investors are creditors of the Issuer. Investors are not equity holders of the Issuer and do not receive equity ownership, conversion rights, profit participation, governance rights, or residual value rights, except to the limited extent, if any, expressly stated in this Form C.

The return to Investors is limited to the stated interest rate and repayment of principal in accordance with the terms of the Securities. Repayment depends on the Issuer's financial condition, liquidity, compliance with the Offering terms, and the enforceability of the Issuer's obligations. Repayment is not guaranteed.

Voting, Consent, and Amendment Rights

Investors do not have general voting rights in the governance or management of the Issuer. Following Closing, however, Investors have consent or approval rights with respect to certain amendments, waivers, restructurings, or other actions affecting the Note and their rights thereunder

Unless otherwise expressly stated in this Form C, the following approval structure applies:

1. Majority Approval. Approval by holders of a majority of the outstanding participation interests shall be required for:
   - waivers of non-payment Events of Default;
   - modifications to non-economic covenants;
   - modifications to reporting or notice obligations;
   - amendments that do not materially and adversely affect core economic rights of Investors; and
   - restructurings or workouts that do not alter principal amount, interest rate, maturity, payment priority, or other core economic terms.
2. Supermajority Approval. Approval by holders of a supermajority of the outstanding participation interests shall be required for:
   - extensions of maturity;
   - modifications to payment timing or payment structure;
   - subordination of the Note to other indebtedness, except to the extent already permitted under this Form C and the related exhibits;
   - material changes to Payment Reserve Account requirements;
   - changes to the payment waterfall following a default, including applying principal before accrued interest;
   - restructurings affecting the timing or priority of payments; and
   - any other amendment that materially affects Investor recovery or enforcement rights, but does not require unanimous approval.
3. Unanimous Approval. Approval by all Investors adversely affected shall be required for:
   - any reduction in principal;
   - any reduction in the stated interest rate;
   - any change to pro rata sharing provisions;
   - any amendment that disproportionately affects a subset of Investors relative to other Investors; and

- any other amendment that materially impairs a core economic right of fewer than all Investors unless all adversely affected Investors consent.

For avoidance of doubt, execution of subordination, intercreditor, acknowledgment, consent, joinder, or similar implementing documentation for future senior financing categories expressly disclosed in this Form C and the related exhibits shall be treated as implementation of a pre-authorized term and shall not require additional Investor consent.

Climatize, in its ministerial and administrative capacity, shall implement amendments, waivers, and actions that have been duly approved by Investors in accordance with these consent thresholds, but shall not have discretionary authority to approve such matters on behalf of Investors. Climatize may also, without Investor vote, correct clerical, scrivener's, computational, typographical, or ministerial errors that do not materially and adversely affect Investor rights.

Investor consent may be obtained through electronic consent on the funding portal or other designated platform, written consent, or other procedures expressly disclosed in this Form C and permitted by applicable law.

Any material amendment to the Offering prior to Closing shall be made in accordance with Regulation Crowdfunding requirements, including amendment of this Form C where required and any required investor notice and reconfirmation opportunity. No amendment shall be effective if it violates applicable law or modifies Investor rights in a manner inconsistent with this Form C without the required amendment, disclosure, notice, and approval process.

Transfer Restrictions Under Regulation Crowdfunding

The Securities may not be transferred by any purchaser during the one-year period beginning when the Securities were issued, unless transferred:

- "to the Issuer;"
- "to an accredited investor;"
- "as part of an offering registered with the Commission;"
- "to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member, or in connection with the death or divorce of the purchaser or other similar circumstance; or"
- "as otherwise permitted by Regulation Crowdfunding or other applicable law."

After the expiration of the applicable restricted period, transfers remain subject to administrative procedures, recordkeeping requirements, applicable law, and any consent or transfer conditions expressly described in this Form C and the related Offering documents.

Valuation / Purchase Price

The Securities are issued at par value based on the amount invested by each Investor. The return to Investors is based solely on the stated fixed interest rate and the repayment terms set forth in this Form C. The Securities do not provide for any equity appreciation, conversion feature, profit-sharing feature, or other participation in the Issuer's enterprise value, except to the extent expressly stated in this Form C.

Past Exempt Offerings

No exempt offerings.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS, ESTIMATES, PROJECTIONS, AND ASSUMPTIONS REGARDING THE ISSUER'S ANTICIPATED FINANCIAL CONDITION, OPERATING PERFORMANCE, LIQUIDITY, CAPITAL RESOURCES, AND BUSINESS PROSPECTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF NUMEROUS FACTORS, INCLUDING THE RISKS DESCRIBED IN THIS FORM C, CHANGES IN MARKET CONDITIONS, CHANGES IN THE ISSUER'S OPERATING PERFORMANCE, CHANGES IN FINANCING AVAILABILITY, REGULATORY DEVELOPMENTS, DELAYS IN EXECUTION, AND OTHER KNOWN AND UNKNOWN UNCERTAINTIES.

FORWARD-LOOKING STATEMENTS IN THIS SECTION ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ASSUMPTIONS AS OF THE DATE OF THIS FORM C. EXCEPT AS REQUIRED BY APPLICABLE LAW, THE ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE, REVISE, OR SUPPLEMENT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS, CIRCUMSTANCES, OR CHANGES IN EXPECTATION OCCURRING AFTER THE DATE OF THIS FORM C.

Financial Condition of the Issuer and Financial Statements

The financial statements of the Issuer included with this Form C have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). To the extent required for this Offering under Regulation Crowdfunding, such financial statements have been certified by management, reviewed by an independent public accountant, or audited by an independent auditor, as applicable. The applicable financial statements are included in the Appendix to this Form C.

ESA Solar has demonstrated consistent revenue growth and profitability. The Company generated audited revenues of $17,651,862 for the year ended December 31, 2025, compared to $17,499,638 for 2024, and net income of $3,495,252 for 2025 compared to $2,592,464 for 2024. As of December 31, 2025, the Company had total assets of $24,674,560, members' equity of $18,257,108, and cash on hand of $4,213,536. The financial statements for the year ended December 31, 2025 were audited by an independent certified public accounting firm (Orlando, Florida; audit opinion dated May 26, 2026) and are attached hereto as Exhibit A. Financial statements for the year ended December 31, 2024 are attached as Exhibit B.

Financial Milestones & Anticipated Revenues

Revenue is derived from three sources: (i) project revenues from the sale of membership interests in solar energy project companies and achievement of development milestones ($11,747,907 in 2025); (ii) construction contract revenues recognized using the percentage-of-completion method ($4,295,555 in 2025); and (iii) development services revenues ($1,608,400 in 2025). Gross profit for 2025 was $10,939,794 (approximately 62% gross margin). General and administrative expenses were $7,468,752 in 2025, resulting in income from operations of $3,471,042. Approximately 93% of 2025 revenues were derived from five customers. The Company's contracted future project revenue pipeline totaled approximately $190,557,984 as of December 31, 2025, representing signed agreements for the development and sale of solar energy projects.

Cash Flows

For the year ended December 31, 2025, net cash used in operating activities was $(722,382), reflecting growth in accounts receivable of $(2,717,254) and project assets of $(1,811,512), partially offset by net income of $3,495,252. Net cash used in investing activities was $(1,760,004), primarily from a related-party note receivable to ESA Solar Energy, LLC of $(1,978,656), partially offset by $223,785 in collections. Net cash provided by financing activities was $3,810,066, reflecting proceeds from long-term debt of $3,984,202 net of repayments of $(174,136). Net cash increased $1,327,680 during 2025, ending the year with cash of $4,213,536.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash of $4,213,536 and current liabilities of $2,782,090, reflecting a current ratio above 7x and a strong net asset position. The Company also holds project assets of $12,798,386 (capitalized development costs for active pipeline projects) and a note receivable from ESA Solar Energy, LLC of $3,391,227 (10.5% interest, maturing August 2036). Members' equity stood at $18,257,108 as of December 31, 2025.

Use of Funds for This Offering

Net proceeds of this Offering are specifically designated for safe harbor equipment procurement and pre-construction development costs for the Solar for Rosedale, MD project. The Issuer expects to deploy substantially all net proceeds within 30 days of Closing. The Issuer has not previously conducted a Regulation Crowdfunding offering. The Issuer does not rely on crowdfunding proceeds for primary operating liquidity, which is supported by existing cash balances and the Company's contracted project revenue pipeline.

Capitalization and Indebtedness

As of December 31, 2025, ESA Solar had outstanding long-term debt of $3,975,864: (i) a term loan bearing interest at WSJ prime rate plus 3.0% (10.5% as of December 31, 2025), collateralized by substantially all assets of the Company, maturing June 2035 ($3,900,864 outstanding); and (ii) a note payable at 11.97%, maturing July 2026 ($75,000 outstanding). The Note issued in connection with this Offering will constitute additional senior unsecured indebtedness of the Issuer. Material Contingency: On December 9, 2025, the Company received notice from a customer cancelling a membership interest purchase agreement. The customer may request either a refund of prior payments totaling approximately $7,800,000 or an exchange of projects of equivalent value. The Company expects to receive the original projects back or exchange projects of equivalent value. No accrual has been recorded in the audited financial statements. Investors should consider this contingency when evaluating the Issuer's financial condition and repayment capacity.

Regulatory Information

Tax

Investors are expected to receive annual tax reporting information relating to their investment to the extent required by applicable law, including IRS Form 1099-INT or any successor or substitute form, if applicable. Climatize may assist the Issuer in preparing draft tax reporting forms for review by the Issuer; however, the Issuer remains responsible for the accuracy, approval, and timely issuance of all tax reporting required in connection with the Offering.

Investors are responsible for maintaining current tax identification information, legal name, mailing address, and email address with Climatize and, where applicable, the Issuer, in order to facilitate delivery of tax documents and other required notices. Investors should consult their own tax advisers regarding the U.S. federal, state, local, and any non-U.S. tax consequences of an investment in the Securities.

Disqualification

The Issuer represents that neither it, nor any of its predecessors, affiliated issuers, directors, officers, general partners, managing members, or beneficial owners holding twenty percent (20%) or more of the Issuer's outstanding voting equity securities, nor any other person covered by Rule 503 of Regulation Crowdfunding, is subject to a disqualifying event that would make the Issuer ineligible to rely on Regulation Crowdfunding. Rule 503 identifies a range of disqualifying events, including certain criminal convictions, court injunctions and restraining orders, certain final orders of specified regulators, certain SEC disciplinary orders, certain SEC cease-and-desist orders, suspension or expulsion from SRO membership, SEC stop orders, and false representation orders.

Annual Reports

The Issuer is required to file an annual report on Form C-AR with the SEC not later than one hundred twenty (120) days after the end of each fiscal year and to make that report available on its website. The Issuer will post its annual reports at: esa-solar.com.

The Issuer will continue to comply with the ongoing annual reporting requirements of Regulation Crowdfunding until one of the following occurs:

- the Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;
- the Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;
- the Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;
- all of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or
- the Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role and Compensation

Climatize Earth Securities LLC ("Climatize") is the intermediary for this Offering in its capacity as a registered funding portal under Regulation Crowdfunding. In that role, Climatize facilitates the offering process, investor onboarding, communications through the platform, and administrative coordination of payment and reporting functions in connection with the Offering, as described in this Form C and the related exhibits.

Climatize is compensated by the Issuer as follows:

- a one-time origination fee equal to 5.50% of the total gross Offering Amount, payable at Closing; and
- a servicing fee equal to 0.50% per annum of the original principal amount of the Note, payable in full on the Funding Date or at Closing from the gross proceeds of the Offering, together with the origination fee, unless otherwise specified in the Offering Materials.

These fees are payable by the Issuer, reduce the net proceeds available to the Issuer, and, to the extent unpaid, may be included in the Payment Waterfall.

Climatize also serves in a ministerial and administrative capacity on behalf of Investors, including coordination of payment processing, notices, recordkeeping support, and implementation of Investor-approved actions, but does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Additional Administrative and Setup Fees

The Issuer is responsible for certain administrative, onboarding, setup, filing, and platform-related fees in connection with the Offering, to the extent applicable. Such fees may include account setup, onboarding support, filing support, EDGAR-related support, and other administrative services associated with the Offering. To the extent applicable, such fees are retained by Climatize or paid to third-party service providers for services rendered in connection with the Offering.

Third-Party Costs and Expenses

The Issuer is also responsible for third-party costs and expenses associated with the Offering, including escrow or custody account setup, background checks, accounting, review or audit services, legal expenses, filing support, and other third-party costs incurred in connection with the Offering.

Such costs may be paid directly by the Issuer or advanced by Climatize or another service provider and reimbursed by the Issuer. Such costs may be incurred regardless of whether the Offering closes.

Cancellation Fee

If the Issuer elects to cancel, terminate, or withdraw the Offering prior to Closing, or if the Offering otherwise does not close, the Issuer will remain responsible for:

- if the Offering is cancelled after execution of the Term Sheet but before launch, a cancellation fee of $2,500, plus all third-party costs and expenses incurred in connection with the Offering;
- if the Offering is cancelled after launch but before Closing, the lesser of $2,500 or an amount equal to 5.00% of total investor commitments received as of the cancellation date plus 0.50% of such amount representing first-year servicing fees, plus all third-party costs and expenses incurred in connection with the Offering;
- all applicable administrative, setup, onboarding, and filing-related fees; and
- all third-party costs and expenses incurred in connection with the Offering.

These amounts are obligations of the Issuer only and do not reduce or otherwise affect investor funds, which will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow or custody arrangements.

Compliance Failures

The Issuer represents that it has not previously failed to comply, in any material respect, with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Climatize has not independently verified this representation except through reasonable review of publicly available SEC filings and information provided by the Issuer.

Risk Factors

An investment in the Securities involves a high degree of risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, such authorities have not passed upon the accuracy or adequacy of this Form C.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering materials. These Securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

Prospective Investors should carefully consider, among other things, the following risk factors before investing:

Speculative Investment; Possible Loss of Entire Investment

This Offering is speculative, illiquid, and involves substantial risk. The Issuer may never achieve the business, development, construction, financing, or revenue objectives contemplated at the time of this Offering. Investors may lose all or a substantial portion of their investment.

Safe Harbor Equipment Note Risk

The Securities are obligations of the Issuer incurred in connection with safe harbor solar module procurement under §48E of the Internal Revenue Code. Proceeds are specifically designated for the purchase of Qcells bifacial photovoltaic modules to establish Beginning of Construction (BOC) for the Solar for Rosedale, MD project prior to the July 4, 2026 statutory deadline under the One Big Beautiful Bill Act, and are not held in a segregated account tied to a single completed operating asset. Repayment therefore depends on the Issuer's overall financial condition, liquidity, and ability to manage its business and development activities, and not solely on the performance of a single completed project.

Pre-Construction / Development Stage Risk

The project or projects associated with the Issuer may remain in development or pre-construction at the time of the Offering. Development-stage renewable energy projects face heightened risks, including failure to achieve permitting milestones, interconnection approval, site control, financing close, procurement completion, contractor mobilization, notice to proceed, commercial operation, or other key milestones. Delays or failures in any of these areas may impair the Issuer's ability to repay the Note.

No Assurance of Construction or Completion

There can be no assurance that any contemplated renewable energy project will be constructed, completed on time, completed on budget, or completed at all. Cost overruns, contractor defaults, design issues, supply chain disruptions, labor shortages, weather events, regulatory delays, and other execution risks may materially impair project viability and the Issuer's repayment capacity.

Limited Operating History / Early-Stage Business Risk

The Issuer may have a limited operating history, limited revenues, limited assets, or a limited history managing projects of the type contemplated by this Offering. Early-stage and growth-stage businesses are subject to greater uncertainty than mature enterprises and may be more vulnerable to operational setbacks, delays, and capital shortages.

Issuer Liquidity Risk

The Issuer may have limited working capital and may rely on existing cash reserves, shareholder or affiliate support, customer payments, reimbursement proceeds, new financing, or future business performance to satisfy its obligations under the Note. Delays in securing follow-on capital or realizing expected revenues may impair the Issuer's ability to make interest payments, maintain reserves, or repay principal at maturity.

Refinancing and Take-Out Risk

The Issuer may expect to repay the Note in part from future financing, reimbursement proceeds, tax credit monetization, project financing, construction financing, bond proceeds, asset sale proceeds, or other take-out capital. There can be no assurance that any such take-out capital will become available on the anticipated timeline, on acceptable terms, or at all. If the anticipated take-out does not occur, Investors may experience delay, restructuring, or loss.

Payment Waterfall and Reserve Account Limitations

Repayment of the Note is subject to the Payment Waterfall described in this Form C. Certain fees, including the origination fee and servicing fee, are expected to be deducted from gross proceeds at the Funding Date or Closing and therefore reduce net proceeds available to the Issuer. Amounts may be applied first to fees, expenses, third-party costs, and reserve funding before payments are made to Investors. The Payment Reserve Account constitutes contractual credit support for the Securities but is limited and may only cover a portion of scheduled interest payments. Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. As of the date of this Form C, the Issuer does not have a committed construction loan or take-out financing for the Solar for Rosedale, MD project. The primary expected source of repayment is proceeds from future construction financing or long-term project finance debt, which has not yet been arranged. Failure to secure such financing on acceptable terms, or at all, could result in the Issuer's inability to complete the project and repay the Note at maturity. Investors may lose their entire investment.

Dependence on Future Revenues, Savings, or Reimbursements

The Issuer's repayment plan may depend on expected project revenues, cost savings, reimbursements, incentive proceeds, tax credit proceeds, bond-funded reimbursements, customer payments, or other future cash flows. Such amounts may be delayed, reduced, contested, subordinated, unavailable, or insufficient to support repayment of the Note.

Regulatory and Incentive Risk

Renewable energy projects are sensitive to federal, state, and local laws, regulations, and incentive programs, including those relating to tax credits, direct pay, grants, interconnection, net metering, energy storage rules, utility tariffs, building code compliance, and environmental review. Changes in law, agency guidance, eligibility requirements, or program funding may adversely affect project economics, timing, or feasibility. The Issuer has been awarded a Maryland Energy Administration (MEA) FY26 Community Solar LMI-PPA Grant of approximately $247,258 for the Solar for Rosedale, MD project (formally awarded June 9, 2026). However, MEA grant disbursements are milestone-based, typically triggered at commercial operation, and the award does not guarantee receipt. If the project does not achieve COD or fails to meet MEA milestone requirements, the grant may not be disbursed, reducing available repayment sources for this Note.

Interconnection and Utility Risk

Project viability may depend on obtaining interconnection approval, utility cooperation, utility study completion, service upgrades, or utility-side construction. Interconnection delays, cost increases, denial of service, curtailment, or changes in utility policy may impair project completion and expected economics. As of the date of this Form C, the BGE Grid Interconnection Agreement (GIA) for the Solar for Rosedale, MD project has not yet been executed. The Issuer holds a conditional interconnection approval (Queue ID: BGE-9994851) that expires January 20, 2027 if the BGE GIA is not entered into by that date. Failure to execute the BGE GIA within the required timeframe would require the Issuer to re-queue for interconnection, materially delaying or potentially preventing the project. There is no assurance that the BGE GIA will be executed on acceptable terms or within the required timeframe.

Permitting, Site Control, and Real Estate Risk

The Issuer may depend on permits, land use approvals, easements, leases, licenses, property access rights, roof rights, host-site agreements, or other site control arrangements. Failure to obtain, maintain, or enforce such rights may materially impair project development, increase costs, or prevent completion.

Procurement and Supply Chain Risk

Renewable energy projects may depend on the timely procurement of equipment, including modules, batteries, inverters, transformers, switchgear, racking, roofing materials, and related balance-of-system components. Equipment delays, shortages, defects, shipping disruptions, tariff changes, domestic content issues, or price increases may adversely affect timing, cost, and project viability.

Contractor and Counterparty Risk

The Issuer may depend on developers, EPC contractors, subcontractors, consultants, tax advisers, accountants, host customers, utilities, suppliers, financing counterparties, and other third parties. If any such party fails to perform, becomes insolvent, disputes obligations, or defaults under its agreements, the Issuer may suffer losses or delays that impair repayment of the Note.

Tax Credit and Direct Pay Risk

To the extent the project economics assume the availability of investment tax credits, domestic content bonuses, direct pay elections, transferability, or other tax-related benefits, there can be no assurance that such benefits will be realized in the expected amount or on the expected timeline. Eligibility, documentation, prevailing wage and apprenticeship compliance, domestic content requirements, placed-in-service timing, tax filing accuracy, IRS review, and administrative processing delays may affect realization of such benefits.

Safe Harbor / Timing Risk

If the Issuer's or project's economic assumptions depend on safe harbor actions, equipment procurement deadlines, placed-in-service timing, or preserving eligibility under a particular tax or incentive regime, failure to meet those requirements may materially reduce project value or eliminate expected benefits. The Issuer has taken steps to establish Beginning of Construction (BOC) via the 5% Safe Harbor under IRS Notice 2025-42 through a portfolio-wide Qcells module purchase order. The One Big Beautiful Bill Act (OBBBA, Pub. L. 119-21) imposes a July 4, 2026 BOC deadline for projects to qualify for the §48E Clean Electricity Investment Tax Credit. If BOC is not validly established by that date, the applicable tax credit may be reduced or eliminated, impairing the economics of the project and the Issuer's ability to repay this Note. The applicable continuity safe harbor requires commercial operation by December 31, 2030.

Customer, Offtaker, and Host Risk

Where project repayment depends on a host customer, offtaker, site owner, or other operating counterparty, deterioration in that party's creditworthiness, operating condition, willingness to proceed, or contractual compliance may adversely affect repayment. Public, nonprofit, or institutional hosts may also be subject to procurement, governance, or budgetary constraints that delay or impair project execution.

No Assurance of Profits or Positive Cash Flow

The Issuer may not generate sufficient revenues, margins, or cash flow to support debt service. Even if a project is completed, the Issuer may still experience operating losses, low liquidity, or inability to refinance or repay the Note.

Subordination and Future Debt Risk

The Note is not contractually subordinated at issuance unless expressly stated in this Form C. However, the Issuer has existing senior secured indebtedness under its Newtek/SBA term loan facility, which is collateralized by substantially all assets of the Company. In any enforcement, insolvency, or liquidation scenario, the Newtek/SBA lender would have priority over the Issuer's assets before Noteholders receive any recovery. As described elsewhere in this Form C, the Note may also become subordinated to future senior project-level financing arrangements if expressly disclosed and approved by Investors in accordance with the applicable consent provisions. Such future senior financing may include construction financing, equipment financing, permanent financing, and other customary senior financing arrangements for renewable energy projects. By investing in the Securities, Investors authorize the Administrative Agent, in its ministerial and administrative capacity, to execute related subordination, intercreditor, or similar implementing documentation for such disclosed financing categories without additional Investor consents. Any such subordination would adversely affect Investor priority and potential recovery.

Collateral and Recovery Risk

Any collateral or credit support described in this Form C may be limited, contingent, difficult to perfect, difficult to value, illiquid, or costly and time-consuming to enforce. The Payment Reserve Account itself may provide only limited contractual credit support and, unless expressly stated otherwise in this Form C and the related exhibits, does not by itself provide Investors with a perfected security interest or account control rights. In a default or enforcement scenario, the proceeds realized from collateral or other credit support may be insufficient to repay the Note in full, and Investors may recover only a portion of their investment or nothing at all.

Bankruptcy and Insolvency Risk

The Issuer has disclosed a contingent liability of approximately $7.8 million related to a customer cancellation received on December 9, 2025. The customer may seek either a refund of payments previously made totaling approximately $7.8 million, or an exchange of projects of equivalent value. The Company expects to receive the original projects back or to exchange projects of equivalent value; however, there can be no assurance of such outcome. If the contingency is triggered, it could materially impair the Issuer's liquidity and ability to repay this Note or service its obligations. No accrual has been recorded in the Issuer's audited financial statements as of December 31, 2025. Investors should review the Issuer's financial statements and all related disclosures carefully before investing.

If the Issuer becomes insolvent, enters bankruptcy, becomes subject to receivership, or otherwise experiences financial distress, payments on the Note may be delayed, reduced, restructured, or discharged. Investor rights may become subject to bankruptcy court orders, automatic stay restrictions, priority rules, and other insolvency-law limitations.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and accrued and unpaid interest under the Note may become immediately due and payable unless the transaction constitutes a Permitted Change of Control under the Securities. Ordinary-course renewable-energy development, financing, capitalization, construction, tax equity, partnership flip, placed-in-service, affiliate holding company, and project-level structuring transactions may be treated as Permitted Changes of Control if they are expressly contemplated by this Form C and the related exhibits and do not materially impair the Issuer's ability to perform its obligations or materially and adversely affect Investor rights; however, there can be no assurance that any transaction will qualify. If a transaction does not qualify as a Permitted Change of Control and the Issuer does not have sufficient liquidity to satisfy the resulting accelerated obligation, Investors may experience delay, restructuring, or loss.

Key Personnel Risk

The Issuer's success may depend heavily on the efforts, judgment, relationships, and continued service of its founders, executives, and other key personnel. The loss, unavailability, or reduced involvement of key personnel could delay development milestones, impair financing efforts, disrupt operations, or reduce the Issuer's ability to repay the Note.

Conflicts of Interest Risk

The Issuer's officers, directors, managers, owners, or affiliates may have interests that differ from those of Investors. Such parties may be involved in related-party transactions, affiliated financings, project development arrangements, contractor relationships, or strategic decisions that create actual or perceived conflicts of interest.

Limited Investor Rights

Investors are creditors and not equity holders. Investors do not receive equity ownership, governance rights, residual upside, or voting control over the Issuer's operations, except for limited consent rights expressly described in this Form C. In a default, restructuring, insolvency, or workout, Investor remedies may be limited by the terms of the Note, the Payment Waterfall, applicable law, and the practical ability to enforce claims.

No Equity Participation

Investors are entitled only to the contractual debt service provided under the Note. Investors do not benefit from increases in the value of the Issuer, appreciation in project value, sale proceeds above debt repayment, or long-term enterprise upside, except to the extent expressly stated in this Form C.

Crowdfunding Transfer Limitations; Illiquidity

This Offering is made pursuant to Regulation Crowdfunding, which restricts transfers of the Securities during the one-year period following issuance except in limited circumstances permitted by law. Even after that period, there is no public trading market for the Securities, and none is expected to develop. Investors should be prepared to hold the Note until maturity or other resolution.

No Assurance of Timely Enforcement

In the event of default, enforcement may require Investor consent, legal proceedings, third-party coordination, expense, and time. Even if Investors possess legal rights, practical enforcement may be delayed, costly, or ineffective.

Reliance on Estimates and Forward-Looking Information

This Form C may contain estimates, projections, assumptions, budgets, development timelines, tax assumptions, expected funding sources, and anticipated repayment scenarios. Such forward-looking information is inherently uncertain and may prove materially inaccurate. Actual results may differ materially from any such estimates or projections.

Risks Related to Future Offerings

The Issuer may seek additional debt or equity financing in the future. Such financing may dilute existing support for the Issuer, increase leverage, impose additional restrictions, or reduce the funds available to repay the Note. There can be no assurance that future financing will be available on favorable terms or at all.

General Economic and Market Risk

General economic conditions, inflation, rising interest rates, recession, supply chain instability, labor shortages, commodity price volatility, utility-market changes, and disruptions in capital markets may adversely affect the Issuer, the project, the renewable energy sector, and the Issuer's ability to repay the Note.

Natural Disaster, Force Majeure, and Casualty Risk

Weather events, fire, flood, earthquake, storm damage, casualty losses, pandemics, labor disruptions, acts of war, terrorism, cyber events, governmental shutdowns, and other force majeure events may delay development, impair operations, increase costs, or reduce expected repayment capacity.

Cybersecurity and Data Risk

The Issuer and its service providers may rely on digital systems, financial systems, project data, and third-party software platforms. Cyberattacks, data breaches, ransomware events, system failures, and technology disruptions may impair operations, delay payments, expose the Issuer to liability, or increase costs.

Risk Factors Not Exhaustive

The foregoing risk factors do not purport to be a complete explanation of all of the risks involved in this Offering. Additional risks and uncertainties, including risks not presently known to the Issuer or currently deemed immaterial, may also adversely affect the Issuer and the value of the Securities.

Exhibit A – Promissory Note

(*The Promissory Note is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.*)

Exhibit B – Term Sheet

(*The Term Sheet is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.*)

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a SEC-registered funding portal and member of FINRA, in accordance with Regulation Crowdfunding. Securities will be issued and delivered electronically through the platform and related recordkeeping systems used for the Offering.

Remuneration for Climatize

Climatize will receive compensation from the Issuer in connection with this Offering as follows:

- an Origination Fee equal to 5.50% of the gross Offering Amount raised, payable to Climatize at Closing; and
- a Servicing Fee equal to 0.50% per annum of the original principal amount of the Note, payable in full on the Funding Date or at Closing from the gross proceeds of the Offering, together with the origination fee, unless otherwise specified in the Offering Materials.

The Issuer may also be responsible for additional filing fees, administrative fees, setup fees, and third-party costs and expenses associated with the Offering as further described in this Form C.

Investing Process

To invest in the Offering, an Investor must open an account with Climatize and complete identity verification, know-your-customer ("KYC"), anti-money laundering ("AML"), and other compliance procedures required by law or platform policy. These procedures are performed as part of the investment process.

Investors must be at least eighteen (18) years of age to invest. Climatize will collect certain personal information from Investors in order to satisfy legal, regulatory, and compliance requirements. Non-U.S. persons or residents of certain jurisdictions may be restricted from participating in the Offering based on applicable law or platform policy.

Investor funds will be held in escrow or other compliant transaction accounts established for the Offering through the applicable third-party financial institution and related service providers designated for the Offering.

Additional information is available at: https://www.climatize.earth/educational-materials/.

Progress during an Offering

Climatize will display information regarding Offering progress and status on the Offering page for the Offering. Investors may also be able to submit questions to the Issuer through the communication tools made available on the platform.

Climatize may provide notifications by email or through the platform regarding investment commitments, material changes, Offering status, and other matters relating to the Offering.

Target Offering Amount and Maximum Offering Amount

The Issuer has established a Target Offering Amount and may also establish a Maximum Offering Amount for this Offering.

If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the Offering deadline, the Offering will be canceled, no Securities will be issued, investor funds will be returned without interest or deduction, and the Issuer will not receive any Offering proceeds.

If the Issuer receives commitments up to the Maximum Offering Amount, no additional commitments will be accepted unless the Offering is amended in accordance with applicable law.

Cancellation Rights

Investors may cancel an investment commitment for any reason until forty-eight (48) hours prior to the Offering deadline.

If there is a material change to the Offering or the Issuer, Investors who have made investment commitments will be notified of the material change and will be required to reconfirm their investment commitment within the period required by applicable law. If an Investor does not timely reconfirm after a material change, that Investor's commitment will be canceled and any funds previously debited will be returned without interest or deduction.

If the Target Offering Amount is not met by the Offering deadline, the Offering will be canceled, all investor funds will be returned, and no Securities will be issued.

Investment cancellations and reconfirmations must be submitted through the Investor's Climatize account or through such other processes as Climatize may designate for the Offering. To cancel:

1. Go to your Home Page on the Climatize platform.
2. Find the project in the "My Projects" list.
3. Click on the project, view your investment amount, and select "Cancel Investment".
4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Closing

If the Issuer reaches the Target Offering Amount and otherwise satisfies the conditions for an early closing under Regulation Crowdfunding and platform procedures, the Issuer may elect to close the Offering before the original Offering deadline.

Any early closing will occur only after the Offering has remained open for at least twenty-one (21) days and only after Investors have been provided the notice required by applicable law. Such notice will include the anticipated early closing date, the Investor's right to cancel the investment commitment until forty-eight (48) hours before the early closing date, and any other information required under Regulation Crowdfunding.

Material Changes

If a material change occurs with respect to the Offering or the Issuer during the course of the Offering, Investors with existing commitments will receive notice of the material change and will be required to reconfirm their investment commitments within the period required by applicable law.

If an Investor does not timely reconfirm following a material change, the investment commitment will be canceled automatically and any previously debited funds will be returned without interest or deduction.

Oversubscribed

If investor commitments exceed the Target Offering Amount and the Offering remains open, the Issuer may continue to accept commitments up to the Maximum Offering Amount.

If investor commitments exceed the Maximum Offering Amount, the Issuer will allocate accepted investment commitments in the manner described in this Form C and on the Offering page, which may include first-come, first-served allocation, pro rata scaling, priority treatment, or another disclosed allocation methodology.

The Issuer is not obligated to accept commitments in excess of the Maximum Offering Amount.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities offered hereby generally may not be transferred by any purchaser during the one-year period beginning on the date the Securities were issued unless the Securities are transferred:

1. to the Issuer;
2. to an accredited investor;
3. as part of an offering registered with the SEC;
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; or
5. as otherwise permitted by Regulation Crowdfunding or other applicable law.

After the expiration of the applicable one-year restricted period, transfers of the Securities will remain subject to applicable securities laws, the terms of the Securities, the procedures established by the Issuer and Climatize for recognizing transfers, and any transfer conditions expressly described in this Form C and the related Offering documents. The Issuer may require reasonable evidence that any proposed transfer complies with applicable law and the terms of the Offering before recognizing such transfer on its books and records.

Transfers After the Year Restricted Period

After the expiration of the applicable one-year restricted period, transfers of the Securities will remain subject to applicable securities laws, the terms of the Securities, the procedures established by the Issuer and Climatize for recognizing transfers, and any transfer conditions expressly described in this Form C and the related Offering documents.

The Issuer may require reasonable evidence that any proposed transfer complies with applicable law and the terms of the Offering before recognizing such transfer on its books and records.

Appendix 2 – Illustrative Loan Repayment Schedule

This Appendix provides illustrative repayment schedules for the Note based on the Target Offering Amount and Maximum Offering Amount set forth in Appendix A.

These schedules are provided for informational and illustrative purposes only and are intended to demonstrate the general timing and magnitude of expected payments under the Note.

The schedules presented herein are based on the following simplifying assumptions:

- The full applicable Offering Amount (Target or Maximum) is raised and funded in a single Closing

- All Investors have the same Funding Date

- Interest accrues on a simple, non-compounding basis at the stated Interest Rate

- Scheduled quarterly interest payments are equalized for illustrative purposes

- No prepayments, defaults, or modifications occur during the term of the Note

Actual payments may differ materially from the schedules presented herein due to, among other factors:

- Multiple Closings and varying Funding Dates

- Initial stub periods for certain Investors

- Actual/365 day-count interest accrual methodology

- Variations in the number of days per accrual period

- Prepayments, defaults, or other changes to the Note

In the event of any inconsistency between this Appendix, the Note, the Term Sheet, or this Form C, the Note and this Form C shall control in accordance with their respective terms.

1. Illustrative Offering Economics

Metric	Target	Maximum
Gross Proceeds	$180,000	$196,000
Interest Rate	9.00%	9.00%
Term (Months)	24	24
Maturity Date	January 1, 2029	January 1, 2029
Quarterly Payment (Illustrative)	$4,050	$4,410
Total Interest Paid	$32,400	$35,280
Total Principal Paid	$180,000	$196,000
Total Payments	$212,400	$231,280

2. Use of Proceeds & Fee Structure (Illustrative)

Item	Target ($)	Maximum ($)
Gross Proceeds	$180,000	$196,000
Origination Fee (5.50%)	$9,900	$10,780
Servicing Fee (0.50% per annum of original principal amount; payable in full on Funding Date or at Closing unless otherwise specified)	$1,800	$1,960
Third-Party Fees and Expenses	$2,425	$2,425
Payment Reserve (1 Quarter)	$4,050	$4,410
Net Proceeds to Issuer	$161,825	$176,425

3. Illustrative Payment Schedule

Payment Period	Target ($)	Maximum ($)
Quarterly - Interest Only	$4,050	$4,410
Final Payment - Interest + Principal	$184,050	$200,410

Note: The illustrative payment schedule above does not reflect the impact of any initial stub interest period. For each Investor, interest accrues from such Investor's Funding Date through the end of the first applicable accrual period (the "Initial Stub Period") and is calculated based on the actual number of days elapsed using an Actual/365 day-count convention. As a result, the first interest payment may be higher or lower than the illustrative quarterly payment amounts shown above. The length of the Initial Stub Period, and the corresponding interest amount, will vary depending on the timing of the Closing and each Investor's Funding Date. Subsequent scheduled quarterly payments are expected to be substantially equal in amount, subject to the terms of the Note.

4. Per-Investor Example - Illustrative Investor Example ($10,000 Investment)

Metric	Amount ($)
Investment Amount	$10,000
Quarterly Payment	$225
Total Interest Earned	$1,800
Total Cash Received	$11,800

Appendix 3 – Financial Statements

SOLAR DEVELOPMENT GROUP, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH INDEPENDENT AUDITORS' REPORT
YEAR ENDED DECEMBER 31, 2024

SOLAR DEVELOPMENT GROUP, LLC
YEAR ENDED DECEMBER 31, 2024

CONTENTS



GellerRagans
Certified Public Accountants | Advisors

INDEPENDENT AUDITORS' REPORT

To the Members of
Solar Development Group, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Solar Development Group, LLC, which are comprised of the balance sheet as of December 31, 2024 and the related statements of income and members' equity and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Solar Development Group, LLC as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Solar Development Group, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

110 N. Orange Ave | Orlando, FL 32801 | 407-425-4636 | 407-648-1938 fax
www.orlando.cpa

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control–related matters that we identified during the audit.

Heller Ragans

Orlando, FL
September 17, 2025

2

SOLAR DEVELOPMENT GROUP, LLC

BALANCE SHEET

DECEMBER 31, 2024

ASSETS

Current assets:		
Cash	$	2,885,856
Accounts receivables (Note 3)		1,161,679
Prepaid expenses		98,396
Project assets		10,986,874
Total current assets		15,132,805
Property and equipment, net (Note 4)		196,501
Other assets:		
Advances to related party (Note 5)		1,636,356
Deposits		29,842
		1,666,198
	$	16,995,504

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	2,140,073
Due to related party (Note 5)		93,575
Total current liabilities		2,233,648
Commitments (Note 6)		
Members' equity		14,761,856
	$	16,995,504

See independent auditors' report and notes to financial statements.   3

SOLAR DEVELOPMENT GROUP, LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2024

Revenues:		
Projects	$	15,416,089
Service		2,083,549
		17,499,638
Cost of goods sold:		
Cost of projects and service		4,436,552
Gross profit		13,063,086
General and administrative expenses		10,420,422
Income from operations		2,642,664
Other income (expense):		
Interest income		10,445
Interest expense		(60,645)
		(50,200)
Net income		2,592,464
Members' equity, beginning		12,284,245
Distributions		(114,853)
Members' equity, ending	$	14,761,856

SOLAR DEVELOPMENT GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:	
Net income	$ 2,592,464
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	66,093
Decrease (increase) in:	
Accounts receivables	(416,961)
Deposits	(2,715)
Prepaid expenses	36,937
Project assets	(5,143,701)
Increase (decrease) in:	
Accounts payable and accrued expenses	201,671
Due to related party	(25,098)
Net cash used in operating activities	(2,691,310)
Cash flows from investing activities:	
Proceeds from note receivable, related party	200,837
Advances to related party	(1,636,356)
Purchase of property and equipment	(86,506)
Net cash used in investing activities	(1,522,025)
Cash flows used in financing activities:	
Distributions	(114,853)
Net decrease in cash	(4,328,188)
Cash, beginning of year	7,214,044
Cash, end of year	$ 2,885,856

See independent auditors' report and notes to financial statements.

SOLAR DEVELOPMENT GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

1.   Nature of operations:

Solar Development Group, LLC (the "Company") develops solar energy projects throughout the United States, which includes the acquisition of agreements and permits required to commence construction of solar energy projects. The Company also offers its services to customers during various stages of solar energy project development. Approximately 92% of revenue was derived from three customers during the year ended December 31, 2024.

2.   Summary of significant accounting policies:

Cash:

Cash includes all highly liquid debt instruments purchased with a maturity of three months or less (cash equivalents).

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Allowance for credit losses – accounts receivable:

The Company's accounts receivable are recorded at net realizable value, which includes an allowance for estimated credit losses. The Company estimates the allowance for credit loss based upon historical bad debts, current customer receivable balances and the customer's financial condition. The allowance is adjusted to reflect differences in current conditions as well as forecasted conditions when appropriate.

Property and equipment:

Property and equipment is stated at cost. Depreciation is being provided on the straight-line method over the estimated useful lives of the assets.

Project assets:

Project assets consist primarily of costs incurred by the Company during various development stages that are capitalized prior to the Company obtaining an agreement with a customer for the purchase of the related project company.

2.   Summary of significant accounting policies (continued):

Project assets (continued):

Development costs may include legal, consulting, transmission upgrade, interconnection, permitting, acquisition of land leases, engineering studies and other similar costs.

Income taxes:

The Company is organized as a limited liability company under the Florida Limited Liability Company Act and is structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with their respective equity interest and reported on their individual federal and state income tax returns.

Revenue recognition – projects:

The Company derives its revenues primarily from the sale of its membership interests in solar energy projects and subsequent milestones reached under the terms of the purchase agreement. Terms vary by purchase agreement with each customer; however, purchase agreements generally include the transfer of membership interest in the solar energy project to the customer and the development of the solar energy project to the point in which it is ready for construction via the completion of specific project milestones outlined in the purchase agreement. Although the purchase agreements can be cancelled at any time by the customer, most payments received from the customer are non-refundable as specified in the purchase agreement. In the event that a customer cancels a purchase agreement, the Company has first rights to purchase the project from the customer or replace the project with another project in the Company's portfolio (project assets). As such, the Company recognizes revenue at the point in time in which the membership interests are sold to the customer and upon completion of milestones, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the projects and milestones reached. Control of the projects is deemed to have been transferred when the last milestone per the purchase agreement has been reached. The Company does not have any significant financing components as payment is due at the point of sale of membership interests or when milestones are reached.

2.   Summary of significant accounting policies (continued):

Revenue recognition – service:

The Company has agreements with its customers to provide development services for solar energy projects as defined in the agreements. Development services include, but are not limited to, land acquisition (i.e. site due diligence, research of land attributes and political and cultural environments and agreements with land owners), environmental studies, working with local officials to obtain applicable permits and coordinating with other contractors, consultants and others involved in the project. The Company recognizes revenue from development services provided to its customers at the time the service is performed in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services provided. The Company satisfies its performance obligation at the point in time in which the services are provided. The Company does not have any significant financing components as payment is received shortly after the services are performed.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   Accounts receivable:

Approximately seventy-nine percent (79%) of the Company's receivables are due from two customers. The Company does not normally require collateral on contracts with customers in the normal course of business and has no collateral in connection with these receivables. However, the Company does have the ability to attach liens on property to secure payment if the receivable is in doubt and they have recourse under construction lien laws.

Receivables are written off when they are determined to be uncollectible. The allowance for credit loss is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of its customers. No allowance for credit loss was deemed necessary at December 31, 2024.

4. Property and equipment:

Computer equipment	$	118,160
Furniture & fixtures		65,904
Leasehold improvements		72,426
Vehicles		32,930
		289,420
Less accumulated depreciation		92,919
	$	196,501

5. Related party transactions:

The Company had a note receivable due from a company under common ownership (ESA Solar Energy, LLC or "ESA") that matured December 2024. The note required monthly payments of principal and interest of $18,361 and accrued interest at 9%. Total interest income for this note receivable for the year ending December 31, 2024 was $9,520.

The Company has advances due from ESA totaling $1,636,356 for expenses paid on behalf of ESA. There are no repayment terms on the amount due and no interest was accrued or paid on these advances for 2024.

The Company has an amount due to ESA totaling $93,575 for expenses paid on its behalf. No interest was accrued or paid on this amount for 2024.

The Company subleases office space from ESA on a monthly basis. During 2024, the Company paid ESA $86,032 in lease expense.

6. Commitments:

The Company leases office space under short term leases. Total lease expense for operating leases with terms of one year or less totaled $125,702 for the year ending December 31, 2024.

The Company has agreements with its customers to develop solar energy projects. The following is a summary of future project revenue from these agreements as of December 31, 2024:

6. Commitments (continued):

Balance, January 1, 2024	$ 178,337,205
New agreements and adjustments	110,532,615
	288,869,820
Less project revenue earned	29,733,725
Balance, December 31, 2024	$ 318,603,545

7. Advertising cost:

The Company expenses advertising costs as incurred. Advertising expense was $137,908 for 2024.

8. Employee benefit plan:

The Company has a 401(k) and profit sharing plan for employees meeting certain age and service requirements. The Company is required to make minimum matching contributions to the 401(k) plan. During 2024, the Company matched dollar for dollar of the employee deferrals up to 3% of participating employees' wages. Total matching contributions for the year ended December 31, 2024 were $66,535. There was no profit sharing contribution for the year ended December 31, 2024.

9. Supplemental cash flow information:

Cash paid for interest during 2024 was $60,645. No cash was paid for income taxes during 2024.

10. Subsequent events:

Subsequent events were evaluated through September 17, 2025, which is the date the financial statements were available to be issued.

10.   Subsequent events (continued):

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act ("OBBBA"), which significantly impacts the solar energy industry. Management is evaluating the full impact of this legislation on the Company's financial position, results of operations and cash flows. At this time, the financial effects of the new legislation cannot be reasonably estimated; however, Management believes the Company's long-term viability remains strong.



GellerRagans
Certified Public Accountants | Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
Solar Development Group, LLC

Our report on our audit of the financial statements of Solar Development Group, LLC appears on pages one and two. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary data contained on pages thirteen through fifteen is presented for purposes of additional analysis and is not a required part of the financial statements. The information, except for the portion marked "unaudited", has been subjected to the auditing procedures applied in the audit of the financial statements. In our opinion, except for the portion marked "unaudited", on which we express no opinion or any assurance, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Geller Ragans

Orlando, FL
September 17, 2025

110 N. Orange Ave | Orlando, FL 32801 | 407-425-4636 | 407-648-1938 fax
www.orlando.cpa

SOLAR DEVELOPMENT GROUP, LLC

GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2024

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

Salaries	$ 5,482,992
Payroll taxes	406,099
Advertising	137,908
Commission expense	1,326,000
Computer and internet expense	569,829
Contract labor	32,558
Contributions, political	24,600
Depreciation	66,093
Employee benefits	277,827
Insurance	75,547
Lease expense	125,702
Membership fees	46,854
Miscellaneous	155,398
Office expense	130,460
Professional fees	1,027,523
Repairs and maintenance	2,209
Taxes and licenses	357,305
Travel expense	166,784
Utilities	8,734
	$ 10,420,422

SOLAR DEVELOPMENT GROUP, LLC
FUTURE PROJECT REVENUE
YEAR ENDED DECEMBER 31, 2024
(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)
UNAUDITED

Project	Customer	Total purchase price per agreement	Revenue earned prior to 1/1/2024	Revenue earned 2024	Future Project revenue
Coldwater	Apex	$ 3,000,000	$ 150,000	$ 1,300,000	$ 1,550,000
Martin Trail	Apex	743,375		385,438	357,938
Route 360	Apex	819,875		423,688	396,188
Crawford Road	Apex	816,250			816,250
Land of Promise	Apex	816,250	20,000		796,250
Pocaty River	Apex	310,000	20,000		290,000
Enon Road	Summit	2,506,500	250,000		2,256,500
Fishersville Road	Summit	1,761,200			1,761,200
Marrow	Summit	697,500	250,000		447,500
Hickory	Summit	1,806,000			1,806,000
Sturgeon Point	Summit	5,257,000			5,257,000
Mars Hill Solar Farm	Novel	88,242			88,242
Ashland Solar Farm	Novel	274,300			274,300
Carroll Road	Orsted	3,450,000	150,000		3,300,000
Midland Co Solar	Orsted	6,999,998	650,000		6,349,998
Jordan Lake	Recurrent	4,500,000	175,000		4,325,000
Maple Solar	Recurrent	6,000,000	1,025,000		4,975,000
Rector	Recurrent	5,975,000	1,425,000	200,000	4,350,000
Lonoke	Viridi	2,520,000	600,000		1,920,000
Rouget Road	RWE	3,000,000	295,000	200,000	2,505,000
Walker Road	RWE	2,250,000	175,000	13,724	2,061,276
Greene	RWE	5,000,000	793,605		4,206,395
Caldwell	RWE	1,875,000	407,034		1,467,966
Lincoln	RWE	3,600,000	305,034		3,294,966
Todd	RWE	3,000,000	305,034		2,694,966
Chicot	RWE	4,500,000	733,334	133,334	3,633,332
Deluce	RWE	3,000,000	360,575		2,639,425
Corning North	RWE	4,500,000	733,333		3,766,667
MI Great Lakes	Nautilus	21,870,000	2,430,700		19,439,300
WI CS Great Lakes	Nautilus	79,380,000	7,133,793		72,246,207
OH CS Great Lakes	Nautilus	5,400,000	559,600		4,840,400
Stuttgart	Engie	8,125,000		450,000	7,675,000
Madison	Engie	9,750,000		540,000	9,210,000

SOLAR DEVELOPMENT GROUP, LLC

FUTURE PROJECT REVENUE (CONTINUED)

YEAR ENDED DECEMBER 31, 2024

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

UNAUDITED

Project	Customer	Total purchase price per agreement	Revenue earned prior to 1/1/2024	Revenue earned 2024	Future Project revenue
Jonesboro/Red Wolf	Engie	$ 9,750,000		$ 540,000	$ 9,210,000
Cape Girardeau	Engie	9,750,000		540,000	9,210,000
Datto/Corning West	Engie	9,750,000		540,000	9,210,000
Monette	Engie	9,750,000		540,000	9,210,000
Boeuf	Engie	11,700,000		648,000	11,052,000
Many	Engie	13,000,000		720,000	12,280,000
Duck Lake	RWE	8,000,000		250,000	7,750,000
Greenwood	RWE	8,000,000		600,000	7,400,000
Ionia	RWE	8,000,000		400,000	7,600,000
Knox	RWE	5,949,980			5,949,980
Kosciusko	RWE	5,949,980		50,000	5,899,980
Clark	RWE	3,983,320		50,000	3,933,320
Balfour	Engie	19,500,000		1,080,000	18,420,000
Beasley	Engie	9,750,000		540,000	9,210,000
Greene 2	RWE	4,162,500		212,500	3,950,000
Imlay	Engie	7,750,000		430,000	7,320,000
		$348,337,270	$18,947,042	$10,786,683	$318,603,545

SOLAR DEVELOPMENT GROUP, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH INDEPENDENT AUDITORS' REPORT
YEAR ENDED DECEMBER 31, 2025

SOLAR DEVELOPMENT GROUP, LLC
YEAR ENDED DECEMBER 31, 2025

CONTENTS



GellerRagans
Certified Public Accountants | Advisors

INDEPENDENT AUDITORS' REPORT

To the Members of
Solar Development Group, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Solar Development Group, LLC, which are comprised of the balance sheet as of December 31, 2025 and the related statements of income and members' equity and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Solar Development Group, LLC as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Solar Development Group, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

110 N. Orange Ave | Orlando, FL 32801 | 407-425-4636 | 407-648-1938 fax
www.orlando.cpa

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control–related matters that we identified during the audit.

Heller Ragans

Orlando, FL
May 26, 2026

2

SOLAR DEVELOPMENT GROUP, LLC

BALANCE SHEET

DECEMBER 31, 2025

ASSETS (Note 9)

Current assets:	
Cash	$ 4,213,536
Accounts receivable (Note 3)	3,878,933
Prepaid expenses	74,391
Project assets	12,798,386
Total current assets	20,965,246
Property and equipment, net (Note 7)	133,119
Other assets:	
Note receivable, related party (Note 8)	3,391,227
Deposits	28,842
Loan costs (net of accumulated amortization of $9,672)	156,126
	3,576,195
	$ 24,674,560

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Current portion of long-term debt (Note 9)	$ 340,502
Accounts payable and accrued expenses	1,880,960
Contract liabilities (Notes 4 and 5)	414,888
Due to related party (Note 8)	145,740
Total current liabilities	2,782,090
Other liabilities:	
Long-term debt, less current portion (Note 9)	3,635,362
Commitments and contingencies (Note 10)	
Members' equity	18,257,108
	$ 24,674,560

SOLAR DEVELOPMENT GROUP, LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2025

Revenues:		
Projects	$	11,747,907
Contract revenues earned		4,295,555
Service		1,608,400
		17,651,862
Cost of goods sold:		
Cost of projects and service		2,870,681
Cost of earning contract revenue		3,841,387
		6,712,068
Gross profit		10,939,794
General and administrative expenses		7,468,752
Income from operations		3,471,042
Other income (expense):		
Loss on disposal of property and equipment		(1,551)
Interest income		318,805
Interest expense		(293,044)
		24,210
Net income		3,495,252
Members' equity, beginning		14,761,856
Members' equity, ending	$	18,257,108

SOLAR DEVELOPMENT GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:		
Net income	$	3,495,252
Adjustments to reconcile net income to net cash		
used in operating activities:		
Amortization		9,672
Depreciation		66,964
Loss on disposal of property and equipment		1,551
Decrease (increase) in:		
Accounts receivable		(2,717,254)
Deposits		1,000
Prepaid expenses		24,005
Project assets		(1,811,512)
Increase (decrease) in:		
Accounts payable and accrued expenses		(259,113)
Contract liabilities		414,888
Due to related party		52,165
Net cash used in operating activities		(722,382)
Cash flows from investing activities:		
Proceeds from note receivable, related party		223,785
Issuance of note receivable, related party		(1,978,656)
Purchase of property and equipment		(5,133)
Net cash used in investing activities		(1,760,004)
Cash flows from financing activities:		
Proceeds from long-term debt		3,984,202
Payments on long-term debt		(174,136)
Net cash provided by financing activities		3,810,066
Net increase in cash		1,327,680
Cash, beginning of year		2,885,856
Cash, end of year	$	4,213,536

See independent auditors' report and notes to financial statements.

SOLAR DEVELOPMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

1.   Nature of operations:

Solar Development Group, LLC (the "Company") develops solar energy projects throughout the United States, which includes the acquisition of agreements and permits required to commence construction of solar energy projects. The Company also provides general contracting services for commercial solar energy projects. In addition, the Company offers its services to customers during various stages of solar energy project development. Approximately 93% of revenue was derived from five customers during the year ended December 31, 2025.

2.   Summary of significant accounting policies:

Cash:

Cash includes all highly liquid debt instruments purchased with a maturity of three months or less (cash equivalents).

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Allowance for credit losses – accounts receivable:

The Company's accounts receivable are recorded at net realizable value, which includes an allowance for estimated credit losses. The Company estimates the allowance for credit loss based upon historical bad debts, current customer receivable balances and the customer's financial condition. The allowance is adjusted to reflect differences in current conditions as well as forecasted conditions when appropriate.

Property and equipment:

Property and equipment are stated at cost. Depreciation is being provided on the straight-line method over the estimated useful lives of the assets.

Project assets:

Project assets consist primarily of costs incurred by the Company during various development stages that are capitalized prior to the Company obtaining an agreement with a customer for the purchase of the related project company.

2.   Summary of significant accounting policies (continued):

Project assets (continued):

Development costs may include legal, consulting, transmission upgrade, interconnection, permitting, acquisition of land leases, engineering studies and other similar costs.

Loan costs:

Costs incurred to obtain financing are being amortized on the straight-line method over the term of the related loan.

Revenue recognition – projects:

The Company derives its revenues primarily from the sale of its membership interests in solar energy projects and subsequent milestones reached under the terms of the purchase agreement. Terms vary by purchase agreement with each customer; however, purchase agreements generally include the transfer of membership interest in the solar energy project to the customer and the development of the solar energy project to the point in which it is ready for construction via the completion of specific project milestones outlined in the purchase agreement. Although the purchase agreements can be cancelled at any time by the customer, most payments received from the customer are non-refundable as specified in the purchase agreement. In the event that a customer cancels a purchase agreement, the Company has first rights to purchase the project from the customer or replace the project with another project in the Company's portfolio (project assets). As such, the Company recognizes revenue at the point in time in which the membership interests are sold to the customer and upon completion of milestones, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the projects and milestones reached. Control of the projects is deemed to have been transferred when the last milestone per the purchase agreement has been reached. The Company does not have any significant financing components as payment is due at the point of sale of membership interests or when milestones are reached.

Revenue recognition - construction contracts:

Construction contracts are long-term, fixed price contracts. Revenue from construction contracts is recognized over time as performance obligations are satisfied due to the continuous transfer of control to the customer. Significant

2.　　Summary of significant accounting policies (continued):

Revenue recognition - construction contracts (continued):

contracts typically have durations of one to three years. Revenues from fixed price contracts, including a portion of estimated profit, are recognized as services are provided and are based on costs incurred and estimated total contract costs using the percentage-of-completion method.

Contracts are often modified through change orders to account for changes in scope. The Company evaluates each change order to determine whether the change in scope creates an additional performance obligation. Due to the integrated nature of the existing work and the extended scope of work, these contract modifications are generally not determined to result in separate performance obligations.

Contract costs include all direct materials, labor costs, subcontractor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, etc. Selling, general and administrative costs are charged to expense as incurred. Changes in job performance, job conditions, estimated profitability, including those arising from contract penalty provision, and final contract settlements may result in revisions to costs and income and are recognized in the period which the revisions are determined. If at any time, the estimate of contract profitability indicates an anticipated loss on a contract, the Company will recognize the total loss in the reporting period that it is identified and for which an amount can be estimated. Profit incentives are included in revenues when their realization is reasonably assured. Claims are included in revenues when realization is probable and can be reasonably estimated.

Contractual completion is defined according to the specific terms of individual construction contracts with customers. The Company considers contracts to be complete for accounting purposes when final acceptance has been received from the customer and no significant disputes, obligations or undisposed assets remain outstanding related to the contract.

Revenue recognition – service:

The Company has agreements with its customers to provide development services for solar energy projects as defined in the agreements. Development services include, but are not limited to, land acquisition (i.e. site due diligence, research of land attributes and political and cultural environments and agreements with land

2. Summary of significant accounting policies (continued):

owners), environmental studies, working with local officials to obtain applicable permits and coordinating with other contractors, consultants and others involved in the project. The Company recognizes revenue from development services provided to its customers at the time the service is performed in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services provided. The Company satisfies its performance obligation at the point in time in which the services are provided. The Company does not have any significant financing components as payment is received shortly after the services are performed.

Income taxes:

The Company is organized as a limited liability company under the Florida Limited Liability Company Act and is structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with their respective equity interest and reported on their individual federal and state income tax returns.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Accounts receivable:

Approximately ninety-two percent (92%) of the Company's receivables are due from three customers. The Company does not normally require collateral on contracts with customers in the normal course of business and has no collateral in connection with these receivables. However, the Company does have the ability to attach liens on property to secure payment if the receivable is in doubt and they have recourse under construction lien laws.

3.   Accounts receivable (continued):

Receivables are written off when they are determined to be uncollectible. The allowance for credit loss is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of its customers. No allowance for credit loss was deemed necessary at December 31, 2025.

4.   Contracts in progress:

Information relative to contracts in progress at December 31, 2025 is as follows:

Costs incurred on uncompleted contracts	$ 3,841,387
Estimated earnings	454,168
	4,295,555
Less billings to date	4,710,443
	$ (414,888)

Included in the accompanying balance sheet under the following captions:

Contract liabilities	$ (414,888)

5.   Contract assets and liabilities:

Contract assets and liabilities include unbilled amounts typically resulting from sales under contracts when the percentage-of-completion, incurred cost to total estimated cost method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer. Contract liabilities include billings in excess of revenue recognized. As of December 31, 2025, there were no contract assets. Contract liabilities were as follows for the years ended December 31:

	2025	2024	2023
Contract liabilities	$ 414,888	$ 0	$ 0

6.   Backlog:

The following is a reconciliation of backlog representing signed contracts in existence at December 31, 2025:

New contracts and adjustments	$	6,316,742
Less contract revenue earned		4,295,555
Balance, December 31, 2025	$	2,021,187

7.   Property and equipment:

Computer equipment	$	120,558
Furniture & fixtures		65,904
Leasehold improvements		72,426
Vehicles		32,930
		291,818
Less accumulated depreciation		158,699
	$	133,119

8.   Related party transactions:

The Company has a revolving note agreement with a company under common ownership (ESA Solar Energy, LLC or "ESA") in which ESA may borrow up to $5,600,000 through the maturity date of the note (August 1, 2036). Interest accrues at 10.5% on any unpaid balance. Principal and interest payments commence in September 2026, with any unpaid principal and interest due at maturity. The note permits prepayment of principal and interest at any time without penalty. The agreement requires that any federal, state or local tax refunds or rebates received by ESA are required to be applied to the outstanding principal balance of the loan. The note is unsecured and does not carry any collateral or guarantees. During 2025, the Company accrued interest income of $310,638 for this note. As of December 31, 2025, the balance due on this note was $3,391,227.

The Company has an amount due to ESA totaling $145,740 for expenses paid on its behalf. No interest was accrued or paid on this amount for 2025.

8. Related party transactions (continued):

The Company shares office space with ESA. During 2025, the Company reimbursed ESA $117,969 for its share of lease expense.

9. Long-term debt:

Note payable bearing interest at the Wall Street Journal prime rate plus 3% (10.5% at December 31, 2025) as determined in the agreement, payable in monthly installments of $54,231 including interest and periodically adjusted for interest rate adjustments, collateralized by substantially all of the Company's assets and life insurance of two affiliated members and guaranteed by the members. Matures June 2035.	$ 3,900,864
Note payable bearing interest at 11.97%, as determined in the loan agreement, payable in monthly installments of $13,325 including interest. Collateralized by substantially all of the Company's assets and guaranteed by a member. Matures July 2026.	75,000
	3,975,864
Less current portion	340,502
	$ 3,635,362

Future payments on long-term debt over the next five years are as follows:

Year Ending December 31,	Amount
2026	$ 340,502
2027	293,151
2028	323,046
2029	355,989
2030	392,292
Thereafter	2,270,884

10.   Commitments and contingencies:

The Company leases office space under short term leases. Total lease expense for operating leases with terms of one year or less totaled $157,445 for the year ending December 31, 2025.

The Company has agreements with its customers to develop solar energy projects. The following is a summary of future project revenue from these agreements as of December 31, 2025:

Balance, January 1, 2025	$ 348,337,270
New agreements and adjustments	25,781,188
Completed projects	(4,563,250)
Cancelled projects	(158,799,958)
	210,755,250
Less project revenue earned	20,197,266
Balance, December 31, 2025	$ 190,557,984

On December 9, 2025, the Company received notice from a customer cancelling its membership interest purchase agreement for certain solar development projects. Under the terms of the agreement, the customer may request either a refund of certain payments previously made, totaling approximately $7,800,000, or the exchange of projects. As of the date of these financial statements, the customer's decision regarding repayment or exchange is pending. The Company expects to receive the original projects back. The ultimate outcome and financial impact of this matter cannot be determined at this time. Accordingly, no accrual has been made in the accompanying financial statements. The Company will continue to monitor developments and will record a liability if and when repayment becomes probable and reasonably estimable.

11.   Advertising cost:

The Company expenses advertising costs as incurred. Advertising expense was $90,699 for 2025.

12.   Employee benefit plan:

The Company has a 401(k) and profit sharing plan for employees meeting certain age and service requirements. The Company is required to make minimum matching contributions to the 401(k) plan. During 2025, the Company matched dollar for dollar of the employee deferrals up to 3% of participating employees' wages. Total matching contributions for the year ended December 31, 2025 were $78,358. There was no profit sharing contribution for the year ended December 31, 2025.

13.   Supplemental cash flow information:

Cash paid for interest during 2025 was $293,044. No cash was paid for income taxes during 2025.

14.   Subsequent events:

Subsequent events were evaluated through May 26, 2026, which is the date the financial statements were available to be issued.



GellerRagans
Certified Public Accountants | Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
Solar Development Group, LLC

Our report on our audit of the financial statements of Solar Development Group, LLC appears on pages one and two. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary data contained on pages sixteen through nineteen is presented for purposes of additional analysis and is not a required part of the financial statements. The information, except for the portion marked "unaudited", has been subjected to the auditing procedures applied in the audit of the financial statements. In our opinion, except for the portion marked "unaudited", on which we express no opinion or any assurance, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Geller Ragans

Orlando, FL
May 26, 2026

110 N. Orange Ave | Orlando, FL 32801 | 407-425-4636 | 407-648-1938 fax
www.orlando.cpa

SOLAR DEVELOPMENT GROUP, LLC

SCHEDULE OF CONTRACTS IN PROGRESS

DECEMBER 31, 2025

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

Contracts	Total contract price	Contract costs to December 31, 2025	Estimated costs to complete	Estimated total contract costs	Estimated total contract profit	Contract profit accrued to December 31, 2025	Contract profit earned in 2025	Contract costs and profits accrued to December 31, 2025	Billings to December 31, 2025	Contract liabilities
Wilmer	$ 3,953,063	$ 3,085,561	$ 360,301	$ 3,445,862	$ 507,201	$ 454,168	$ 454,168	$ 3,539,729	$ 3,819,693	$ 279,964
Webb	2,363,679	755,826	1,607,853	2,363,679				755,826	890,750	134,924
	$ 6,316,742	$ 3,841,387	$ 1,968,154	$ 5,809,541	$ 507,201	$ 454,168	$ 454,168	$ 4,295,555	$ 4,710,443	$ 414,888

SOLAR DEVELOPMENT GROUP, LLC

GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2025

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

Salaries	$	4,816,028
Payroll taxes		384,369
Advertising		90,699
Amortization		9,672
Computer and internet expense		584,958
Contract labor		36,800
Depreciation		66,964
Employee benefits		322,943
Insurance		113,049
Lease expense		157,445
Membership fees		7,044
Miscellaneous		44,467
Office expense		158,713
Professional fees		493,734
Repairs and maintenance		167
Taxes and licenses		8,275
Travel expense		160,208
Utilities		13,217
	$	7,468,752

SOLAR DEVELOPMENT GROUP, LLC

FUTURE PROJECT REVENUE

YEAR ENDED DECEMBER 31, 2025

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

UNAUDITED

Project	Customer	Total purchase price per agreement	Revenue earned prior to 1/1/2025	Revenue earned 2025	Future Project revenue
Crawford Road	Apex	$ 816,250			$ 816,250
Land of Promise	Apex	816,250	$ 20,000	$ 257,500	538,750
Pocaty River	Apex	310,000	20,000		290,000
Enon Road	Summit	2,506,500	250,000		2,256,500
Fishersville Road	Summit	1,761,200			1,761,200
Marrow	Summit	697,500	250,000		447,500
Hickory	Summit	1,806,000			1,806,000
Sturgeon Point	Summit	5,257,000			5,257,000
Mars Hill Solar Farm	Novel	88,242			88,242
Ashland Solar Farm	Novel	274,300			274,300
Carroll Road	Orsted	3,450,000	150,000		3,300,000
Rector	Recurrent	5,975,000	1,625,000	200,000	4,150,000
Lonoke (Champion (	Viridi	2,520,000	600,000		1,920,000
Rouget Road	RWE	3,000,000	495,000		2,505,000
Walker Road	RWE	2,250,000	255,000		1,995,000
Greene	RWE	5,000,000	793,605		4,206,395
Caldwell	RWE	1,875,000	407,034		1,467,966
Lincoln	RWE	3,600,000	305,034	176,074	3,118,892
Todd	RWE	3,000,000	305,034		2,694,966
Chicot	RWE	4,500,000	866,668	66,667	3,566,665
Deluce	RWE	3,000,000	360,575	99,999	2,539,426
Corning North	RWE	4,500,000	733,333		3,766,667
Stuttgart - AR BESS,	Engie	8,005,000	450,000	214,375	7,340,625
Madison - MI BESS/	Engie	9,750,000	540,000	401,250	8,808,750
Cape Girardeau - M(	Engie	9,750,000	660,000	401,250	8,688,750
Datto/Corning West	Engie	9,750,000	660,000	281,250	8,808,750
Monette - AR BESS/	Engie	9,750,000	660,000	562,500	8,527,500
Boeuf - AR BESS/U⁻	Engie	11,700,000	768,000	361,500	10,570,500
Duck Lake	RWE	8,000,000	250,000		7,750,000
Greenwood	RWE	8,000,000	600,000		7,400,000
Ionia	RWE	8,000,000	400,000		7,600,000
Clark	RWE	3,401,188	50,000	175,442	3,175,746
Balfour	Engie	19,500,000	1,080,000		18,420,000

SOLAR DEVELOPMENT GROUP, LLC

FUTURE PROJECT REVENUE (CONTINUED)

YEAR ENDED DECEMBER 31, 2025

(SEE INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION)

UNAUDITED

Project	Customer	Total purchase price per agreement	Revenue earned prior to 1/1/2025	Revenue earned 2025	Future Project revenue
Beasley	Engie	$ 9,750,000	$ 540,000		$ 9,210,000
Greene 2	RWE	4,162,500	212,500		3,950,000
Imlay	Engie	7,750,000	430,000		7,320,000
Jefferson	RWE	3,983,320	50,000	$ 312,676	3,620,644
Redwood	Engie	16,250,000		900,000	15,350,000
Hopfinger	Orsted	6,250,000		1,000,000	5,250,000
		$210,755,250	$14,786,783	$ 5,410,483	$190,557,984

Appendix 4 – Material Information

   

⊙ Goal

Most community solar is built miles away from the people it serves. We do it differently, putting solar on the rooftops of local small businesses that anchor Baltimore's neighborhoods and power the community. BGE rates have climbed sharply in recent years, hitting families squeezed by inflation. This 983 kW project will provide 51% of all energy generated to low-moderate income (LMI) customers in the Baltimore area at a 25% discount for 20 years through Maryland's community solar program. Your investment funds the domestic solar modules we've already secured to Safe Harbor the project, locking in a 40% federal tax credit. Through the Maryland Energy Administration, the project was also awarded a competitive $247,258 grant and will be built by a local Maryland workforce, starting construction in early 2027.



⏎ Rosedale, Maryland

 ⌂ f 🌐

Loan Type: INTEREST_ONLY	**Payment Cadence:** QUARTERLY
Interest: 9%	Term: 24 months
Goal: $ 196000	Investors: 0
Minimum Goal: $ 180000	Funded: $ 0

Project Timeline

Cancellation	10/5/2026, 11:59:00 PM
Funding	10/7/2026, 11:59:00 PM
Term Conversion (distributions start)	1/1/2027, 11:59:00 PM
Maturity (distributions end)	1/1/2029, 11:59:00 PM

(all times are local)

Financial Details
This is a fixed-interest promissory note with a 9% annual interest rate, paid quarterly over a two-year term.

Financial Documents
No financial documents.

Payment Schedule

Payment #	Payment Date	Amount	Principal	Interest	Remaining Balance
1	1/1/2027	$3,816.99	$0.00	$3,816.99	$180000.00
2	4/1/2027	$4,050.00	$0.00	$4,050.00	$180000.00



⏎ Rosedale, Maryland

 ⌂ f 🌐

ESA
ESA is a founder-owned and operated solar and storage developer with more than 8 GW transacted nationwide, taking projects from early development through construction across community solar, utility-scale, rooftop, and storage. In Maryland, we develop community-scale rooftop solar on large commercial rooftops, partnering with local small businesses and faith-based organizations to turn underutilized roofs into affordable, clean energy for the homes and businesses that need it most.

Team Members

Lindsay Latre
Chief Executive Officer

Morgan Brawner
Chief Revenue Officer

Anne Shirley Lewis
Project Manager

Morgan Ruston
Director of Project

Project Id: 00054

Payment Schedule

Payment #	Payment Date	Amount	Principal	Interest	Remaining Balance
1	1/1/2027	$3,816.99	$0.00	$3,816.99	$180000.00
2	4/1/2027	$4,050.00	$0.00	$4,050.00	$180000.00
3	7/1/2027	$4,050.00	$0.00	$4,050.00	$180000.00
4	10/1/2027	$4,050.00	$0.00	$4,050.00	$180000.00
5	1/1/2028	$4,050.00	$0.00	$4,050.00	$180000.00
6	4/1/2028	$4,050.00	$0.00	$4,050.00	$180000.00
7	7/1/2028	$4,050.00	$0.00	$4,050.00	$180000.00
8	10/1/2028	$4,050.00	$0.00	$4,050.00	$180000.00
9	1/1/2029	$184050.00	$180000.00	$4,050.00	$0.00

✉ Impact Statement (shown in welcome email)
This rooftop community solar project helps lower electricity costs for Baltimore families while supporting local businesses. Over 50% of the energy generated will benefit low- and moderate-income households through Maryland's community solar program.